EXHIBIT 2(a)

PURCHASE AND SALE AGREEMENT

by and between

CONSTELLATION POWER, INC.

as Seller,

and

TPF GENERATION HOLDINGS, LLC,

as Buyer

dated as of October 10, 2006

i

EXHIBITS

Exhibit A	-	Form of Membership Interests Assignment Agreement
Exhibit B	-	Form of Assignment and Assumption Agreement
Exhibit C	-	Transition Services Agreement Term Sheet

SCHEDULES

1.1-A		Sample Aggregate Net Working Capital Calculation
1.1-AC		Affiliate Contracts
1.1-D		Designated Commodities Contracts
1.1-K(i)		Knowledge of Seller
1.1-K(ii)		Knowledge of Buyer
1.1-PL		Permitted Liens
3.3(c)		Seller Approvals
3.4		Capitalization
3.8(a) and (b)		Taxes (Parent Companies) – Tax Returns Filed and Paid
3.8(e) and (f)		Taxes (Parent Companies) – Statute of Limitations and Audits
4.2		Company Consents
4.4		Sufficiency of Assets
4.5		Bank Accounts
4.7		Legal Proceedings
4.9		Liabilities
4.10(a) and (b)		Taxes (Project Companies) – Tax Returns Filed and Paid
4.10(e) and (f)		Taxes (Project Companies) – Statute of Limitations, Audits and Legal Proceedings
4.10(i)		Taxes (Project Companies) – Projects Classified as Disregarded Entites for Federal Income Tax Purposes
4.10(j)		Taxes (Project Companies) – Projects Classifed as Partnerships for Federal Income Tax Purposes
4.12		Material Contracts
4.13		Real Property
4.14(a)		Permits
4.14(b)		Alleged Violations
4.15(a)		Environmental Matters – Material Environmental Site Assessments and Material Compliance Audits
4.15(b)		Material Environmental Permits
4.15(c)		Environmental Laws and Permits Material Compliance
4.15(d)		Material Environmental Claims, Actions, Proceedings or Investigations
4.15(e)		Release of any Hazardous Materials at or from Project Properties that would result in a material Environmental Claim
4.15(f)		Emissions Allowances and Credits

4.16	Insurance
4.19	Employee and Labor Matters
5.3	Buyer Approvals
5.9	Conflicts
6.3	Exceptions to Conduct of Business
6.5(a)	Support Obligations
6.6	Excluded Items
6.7(a)	Plant Employees
6.7(b)	Plant Employees to Receive Unvested Pension Payments
6.8	Terminated Contracts

v

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT dated as of October 10, 2006 (this “Agreement”), by and between CONSTELLATION POWER, INC., a Maryland corporation (“Seller”), and a TPF GENERATION HOLDINGS, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, 100% of the stock of and membership interests in the direct or indirect owners of six natural gas-fired power plants, together with certain related companies, all on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS AND CONSTRUCTION

Section 1.1            Definitions.  As used in this Agreement, the following capitalized terms have the meanings set forth below:

“1933 Act” has the meaning set forth in Section 5.7.

“Actual Aggregate Net Working Capital Adjustment Amount” has the meaning set forth in Section 2.4(b).

“Actual Gas Inventory Amount” has the meaning set forth in Section 2.4(b).

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or ownership interests, by contract or otherwise, and specifically with respect to a corporation, partnership or limited liability company, means direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company.

“Affiliate Contracts” means, collectively, those contracts listed on Schedule 1.1-AC.

“Aggregate Net Working Capital” means (without duplication) the sum of the net working capital of the Project Companies as determined in accordance with the methodology used in the preparation of the sample calculation of Aggregate Net Working Capital set forth on Schedule 1.1-A, and otherwise in accordance with GAAP as of 12:01 A.M. (Eastern time) on the Closing Date.  In the event the Closing does not occur on the last day of a month, then each item included in the calculation of Aggregate Net Working Capital shall be prorated to the extent applicable as of the Closing Date by multiplying the amount of each such item for the full calendar month by a fraction, the numerator of which is the number of days elapsed from and including the first day of the month in which the Closing Date occurs to but excluding the Closing Date, and the denominator of which is the total number of days in such month, provided that to the extent items may be determined on a daily basis, such amounts will be allocated on a daily basis.

“Aggregate Net Working Capital Adjustment Amount” means the amount by which the Aggregate Net Working Capital, expressed as a positive or negative number, is greater than or less than zero as of the Closing Date.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Assets” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

“Assigned Contracts” means, collectively, each Affiliate Contract in respect of which the Counterparty thereto has consented to (or for which no consent is required for) the assignment thereof by the Assignor to the Assignee as contemplated by Section 7.7(b).

“Assignee” has the meaning set forth in Section 7.7(b).

“Assignment and Assumption Agreement” has the meaning set forth in Section 7.7(b).

“Assignor” has the meaning set forth in Section 7.7(b).

“Base Purchase Price” has the meaning set forth in Section2.2(a).

“Benefit Plan” means (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, (b) each plan that would be an “employee benefit plan”, as such term is defined in Section 3(3) of ERISA, if it was subject to ERISA, such as foreign plans and plans for directors, (c) each stock bonus, stock ownership, stock option, stock purchase, stock appreciation rights, phantom stock, or other stock plan (whether qualified or nonqualified), and (d) each bonus or incentive compensation plan.

“Big Sandy Peaker” means Big Sandy Peaker Plant, LLC, a Maryland limited liability company.

“Big Sandy Project” means the approximately 300 megawatt (nominal) natural gas-fired simple-cycle electric generating plant located in Kenova, West Virginia, together with all auxiliary equipment, ancillary and associated facilities and equipment, electrical transformers, pipeline and electrical interconnection and metering facilities (whether owned or leased by Big Sandy Peaker) used for the receipt of fuel and water and the delivery of the electrical output of said generating plant, and all other improvements related to the ownership, operation and maintenance of said generating plant and associated equipment.

“Break-up Fee Security” means, at the option of Buyer, (a) cash delivered into escrow pursuant to an escrow agreement and with an escrow agent, in each case reasonably satisfactory to Seller or (b) an irrevocable stand-by letter of credit for the benefit of Seller that is in a form and issued by a bank, in each case reasonably satisfactory to Seller.

“Business” as to any Project Company, means the ownership, lease and/or operation, as applicable, of the respective Project, including the generation and sale of electricity and capacity by such Project Company at or from the Project, the receipt by such Project Company of natural gas and the conduct of other activities by such Project Company related or incidental to the foregoing.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of Maryland or the State of New York are authorized or required to close.

“Buyer” has the meaning set forth in the introductory paragraph to this Agreement.

“Buyer Approvals” has the meaning set forth in Section 5.3(c).

“Buyer Commitment Letter” means the financing commitment letter from Credit Suisse and Credit Suisse Securities (USA) LLC, dated September 29, 2006, or any other financing commitment reasonably satisfactory to Seller, to provide financing for the Purchase Price.

“Buyer Service Companies” has the meaning set forth in Section 6.7(a).

“CDWR” has the meaning set forth in Section 6.5(b)(ii).

“CDWR Agreement” has the meaning set forth in Section 6.5(b)(ii).

“CEG” means Constellation Energy Group, Inc., a Maryland corporation.

“Charter Documents” means with respect to any Person, the certificate or articles of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement, the limited liability company agreement or the trust agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the jurisdiction of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

“Claim” means any demand, claim, action, investigation, legal proceeding (whether at law or in equity) or arbitration.

“Claiming Party” has the meaning set forth in Section 10.7(a).

“Closing” means the consummation of the transactions contemplated by this Agreement.

“Closing Date” means the date on which Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Companies” means, collectively, each of the Project Companies, CP High Desert I, CP High Desert II, CP High Desert LP, Rio Nogales I, Rio Nogales II, HE Supply and UP Supply.

“Company Consents” has the meaning set forth in Section 4.2(b).

“Confidentiality Agreement” means that certain Confidentiality Agreement between Buyer and CEG effective June 16, 2006.

“Continued Employee” has the meaning set forth in Section 6.7(b).

“Continuing Support Letter of Credit” has the meaning set forth in Section 6.5(d).

“Continuing Support Obligation” has the meaning set forth in Section 6.5(d).

“Contract” means any written contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other legally binding arrangement.

“Counterparty” has the meaning set forth in Section 6.15.

“CP High Desert I” means CP High Desert I, Inc., a Maryland corporation.

“CP High Desert II” means CP High Desert II, Inc., a Maryland corporation.

“CP High Desert LP” means CP High Desert Limited Partnership, a Maryland limited partnership.

“Credit Rating” means, with respect to any Person, each rating given to such Person’s long-term unsecured debt obligations by Standard & Poor’s Ratings Group (a division of McGraw Hill, Inc.), Moody’s Investors Services, Inc. or Fitch Ratings, as applicable, and any successors thereto.

“Deductible Amount” has the meaning set forth in Section 10.2(c).

“Designated Commodities Contracts” means each of the contracts listed on Schedule 1.1-D.

“Dollars” and “$” mean United States dollars.

“Environmental Claim” means any claim, loss, cost, expense, liability, fine, penalty or damage arising out of or related to any violation of, or liability under, Environmental Law.

“Environmental Law” means all applicable Law relating to pollution or protection of public heath and the environment, including, but not limited to the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resources Conservation and Recovery Act (42 U.S.C. §6901 et. seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et. seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et. seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §1801, et seq.), the Clean Water Act (33 U.S.C. §1311, et seq.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. §11001, et seq.) and the Occupational Safety and Health Act of 1970 (29 U.S.C. §651, et seq.).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes Seller, or that is a member of the same “controlled group” as Seller pursuant to Section 4001(a)(14) of ERISA; provided, however, that the Project Companies shall not be considered to be ERISA Affiliates from and after the Closing Date.

“Estimated Aggregate Net Working Capital Adjustment Amount” has the meaning set forth in Section 2.4(a).

“Estimated Gas Inventory Amount” has the meaning set forth in Section 2.4(a).

“Excluded Contracts” has the meaning set forth in Section 6.8.

“Excluded Items” has the meaning set forth in Section 6.6.

“FERC” means the Federal Energy Regulatory Commission.

“GAAP” means generally accepted accounting principles in the United States of America, applied on a consistent basis.

“Gas Inventory Amount” means the value of the physical gas inventory as of the Closing Date determined in accordance with Schedule 1.1-A.

“GE LTSA” means the Long Term Service Agreement between General Electric International, Inc. and Seller, to the extent the same relates to a Project.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, legislative body, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi–governmental or non-governmental body administering, regulating or having general oversight over gas, electricity, power or other markets.

“Hazardous Material” means and includes each substance designated as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law and any petroleum or petroleum products that have been released into the environment in concentrations or locations for which remedial action is required under any applicable Environmental Law.

“HE Supply” means HE Supply Company, LLC, a Maryland limited liability company.

“High Desert Power” means High Desert Power Project, LLC, a California limited liability company.

“High Desert Power Trust” means High Desert Power Trust, a Delaware trust.

“High Desert Project” means the approximately 830 megawatt (nominal) natural gas-fired combined-cycle electric generating plant located in Victorville, California, together with all auxiliary equipment, ancillary and associated facilities and equipment, electrical transformers, pipeline and electrical interconnection and metering facilities (whether owned or leased by High Desert Power or High Desert Power Trust) used for the receipt of fuel and water and the delivery of the electrical output of said generating plant, and all other improvements related to the ownership, operation and maintenance of said generating plant and associated equipment.

“Holland Energy” means Holland Energy, LLC, a Maryland limited liability company.

“Holland Project” means the approximately 665 megawatt (nominal) natural gas-fired combined-cycle electric generating plant located in Beecher City, Illinois, together with all auxiliary equipment, ancillary and associated facilities and equipment, electrical transformers, pipeline and electrical interconnection and metering facilities (whether owned or leased by Holland Energy) used for the receipt of fuel and water and the delivery of the electrical output of said generating plant, and all other improvements related to the ownership, operation and maintenance of said generating plant and associated equipment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means the following intellectual property rights, both statutory and common law rights, if applicable: (a) copyrights, registrations and applications for registration thereof, (b) trademarks, service marks, trade names, slogans, domain names, business names, logos, trade dress, and registrations and applications for registrations thereof, (c) patents, as well as any reissued and reexamined patents and extensions corresponding to the patents, and any patent applications, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom and (d) trade secrets and confidential information, including ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable.

“Interim Period” has the meaning set forth in Section 6.1.

“Investment Grade” means a Credit Rating of at least “BBB-” from Standard & Poor’s Ratings Group (a division of McGraw Hill, Inc.), at least “Baa3” from Moody’s Investors Services, Inc., and at least “BBB-” from Fitch Ratings.

“Knowledge” when used (i) in a particular representation and warranty in this Agreement with respect to Seller, means the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule 1.1-K(i), without any duty of inquiry, and (ii) in Section 6.17 with respect to Buyer, means the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule 1.1-K(ii), without any duty of inquiry.

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority.

“Lien” means any mortgage, pledge, assessment, security interest, lien or other encumbrance on property.

“Loss” means any and all judgments, losses, liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies, losses and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment), but only to the extent such losses are not covered by a payment from some third party or by insurance or otherwise recoverable from third parties and are net of any associated benefits arising in connection with such loss, including any associated tax benefits.  For all purposes in this Agreement the term “Losses” does not include any Non-reimbursable Damages.

“Material Adverse Effect” means a material adverse effect on (i) the business, operations, properties or condition (financial or otherwise) of any of the Companies or (ii) the ability of Seller to consummate the transactions contemplated by this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall not be taken into account any effect resulting from (a) any change in economic conditions generally or in the industry in which a Project Company operates, (b) any change in general regulatory or political conditions, including any acts of war or terrorist activities, in each case, excluding any such change to the extent that it only or disproportionately affects a specific Project Company, (c) any change in any Laws (including Environmental Laws), (d) the failure of Seller or any Non-Company Affiliate to effect the assignment of any Contract to Buyer, any Project Company, or any Affiliate of Buyer, (e) any increases in the costs of commodities or supplies, including fuel, or decreases in the price of electricity, (f) any change in the financial condition or results of operation of a Project Company caused by the pending sale of such Project Company to Buyer, including changes due to the Credit Rating of Buyer, (g) any actions to be taken pursuant to or in accordance with this Agreement, and (h) the announcement or pendency of the transactions contemplated hereby.

“Material Contracts” has the meaning set forth in Section 4.12 (a).

“Membership Interests” means 100% of the membership interests of each of Holland Energy, HE Supply, Big Sandy Peaker, University Park Energy, UP Supply and Wolf Hills Energy.

“Membership Interests Assignment Agreement” has the meaning set forth in Section 7.7(a).

“Non-Company Affiliate” means any Affiliate of Seller, except for the Companies.

“Non-reimbursable Damages” has the meaning set forth in Section 10.6(b).

“Parent Company” means each Company that is not a Project Company.

“Parties” means each of Buyer and Seller.

“Permits” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted by a Governmental Authority.

“Permitted Lien” means (a) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings, (b) any Lien arising in the ordinary course of business by operation of Law with respect to a liability that is not yet due or delinquent or which is being contested in good faith by Seller or a Project Company, (c) all matters that are disclosed (whether or not subsequently deleted or endorsed over) on any survey or in the title policies insuring a Property or any commitments therefor that have been made available to Buyer if copies of the underlying exception documents have been made available to Buyer, (d) imperfections or irregularities of title that would not, individually or in the aggregate, reasonably be expected to adversely affect operations of any of the Projects, (e) zoning, planning, and other similar limitations and restrictions, and all rights of any Governmental Authority to regulate a Property, (f) the terms and conditions of the Material Contracts or the Contracts listed on Schedule 4.12, (g) any Lien to be released on or prior to Closing and (h) the matters identified on Schedule 1.1-PL.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.

“Plant Employees” has the meaning set forth in Section 6.7(a).

“Pre-Closing Taxable Period” has the meaning set forth in Section 6.14(a).

“Project” or “Projects” means one or more of the High Desert Project, the Rio Nogales Project, the Holland Project, the Big Sandy Project, the University Park Project and the Wolf Hills Project.

“Project Company” means each of High Desert Power and High Desert Power Trust, Rio Nogales Power, Holland Energy, Big Sandy Peaker, University Park Energy and Wolf Hills Energy.

“Property” means the real property on which a Project is located, including leasehold interests, easements and rights-of-way appertaining or related thereto.

“Property Taxes” has the meaning set forth in Section 6.14(b).

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchase Price Allocation Schedule” has the meaning set forth in Section 2.5.

“Purchased Assets” means all of the Assets of the Companies.

“Purchased Interests” means, collectively, the Membership Interests and the Shares.

“Release” means any release, spill, emission, migration, leaking, pumping, injection, deposit, disposal or discharge of any Hazardous Materials into the environment, to the extent giving rise to liability under applicable Environmental Laws.

“Representatives” means, as to any Person, its officers, directors, employees, counsel, accountants, financial advisers, insurers, financing sources and consultants.

“Responding Party” has the meaning set forth in Section 10.7(a).

“Rio Nogales I” means Rio Nogales I, Inc., a Maryland corporation.

“Rio Nogales II” means Rio Nogales II, Inc., a Maryland corporation.

“Rio Nogales Power” means Rio Nogales Power Project L.P., a Delaware limited partnership.

“Rio Nogales Project” means the approximately 800 megawatt (nominal) natural gas-fired combined-cycle electric generating plant located in Seguin, Texas, together with all auxiliary equipment, ancillary and associated facilities and equipment, electrical transformers, pipeline and electrical interconnection and metering facilities (whether owned or leased by Rio Nogales Power) used for the receipt of fuel and water and the delivery of the electrical output of said generating plant, and all other improvements related to the ownership, operation and maintenance of said generating plant and associated equipment.

“Schedules” means the disclosure schedules attached to this Agreement.

“Seller” has the meaning set forth in the introductory paragraph to this Agreement.

“Seller Approvals” has the meaning set forth in Section 3.3(c).

“Seller Marks” has the meaning set forth in Section 6.4.

“Seller Plans” has the meaning set forth in Section 6.7(d).

“Shares” means all of the shares of capital stock of each of CP High Desert I, CP High Desert II, Rio Nogales I and Rio Nogales II.

“Siemens LTMP” means the Program Parts, Shop Repairs, Miscellaneous Hardware and Scheduled Outages Services Contract between High Desert Power and Siemens Power Generation, Inc.

“Straddle Taxable Period” has the meaning set forth in Section 6.14(a).

“Support Obligations” has the meaning set forth in Section 6.5(a).

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, ad valorem, sales and use, employment, social security, disability, occupation, property, severance, value added, transfer, capital stock, excise or other taxes imposed by or on behalf of any Governmental Authority, including any interest, penalty or addition thereto.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority or that imposes such Tax, and the Governmental Authority charged with the collection of such Tax for such entity or subdivision.

“Terminated Contracts” has the meaning set forth in Section 6.8.

“Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, stamp duty, gross receipts, excise, transfer and conveyance Taxes and other similar Taxes, duties, fees or charges.

“Transition Services Agreement” means a Transition Services Agreement in a form reasonably acceptable to Seller and Buyer that incorporates the terms set forth in the term sheet attached hereto as Exhibit C.

“University Park Energy” means University Park Energy, LLC, a Maryland limited liability company.

“University Park Project” means the approximately 300 megawatt (nominal) natural gas-fired simple-cycle electric generating plant located in suburban Chicago, Illinois, together with all auxiliary equipment, ancillary and associated facilities and equipment, electrical transformers, pipeline and electrical interconnection and metering facilities (whether owned or leased by University Park Energy) used for the receipt of fuel and water and the delivery of the electrical output of said generating plant, and all other improvements related to the ownership, operation and maintenance of said generating plant and associated equipment.

“UP Supply” means UP Supply, LLC, a Maryland limited liability company.

“Welfare Benefits” has the meaning set forth in Section 6.7(g).

“Wolf Hills Energy” means Wolf Hills Energy, LLC, a Maryland limited liability company.

“Wolf Hills Project” means the approximately 250 megawatt (nominal) natural gas-fired simple-cycle electric generating plant located in Bristol, Virginia, together with all auxiliary equipment, ancillary and associated facilities and equipment, electrical transformers, pipeline and electrical interconnection and metering facilities (whether owned or leased by Wolf Hills Energy) used for the receipt of fuel and water and the delivery of the electrical output of said generating plant, and all other improvements related to the ownership, operation and maintenance of said generating plant and associated equipment.

Section 1.2            Rules of Construction.

(a)           All article, section, paragraph, schedules and exhibit references used in this Agreement are to articles, sections, paragraphs, schedules and exhibits to this Agreement unless otherwise specified.  The exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b)           A term defined as one part of speech (such as a noun) shall have a corresponding meaning when used as another part of speech (such as a verb).  Unless the context of this Agreement clearly requires otherwise words importing the masculine gender shall include the feminine and neutral genders and vice versa.  A term defined in the singular number shall include the correlative plural and vice versa.  The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and unless otherwise specified, any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder.

(c)           Time is of the essence in this Agreement.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)           All accounting terms used herein and not expressly defined herein shall have the meanings given to them under, and all accounting determinations hereunder shall be made in accordance with, GAAP.

(e)           Each Party acknowledges that this Agreement was negotiated by it with the benefit of representation by legal counsel, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

ARTICLE II
PURCHASE AND SALE AND CLOSING

Section 2.1            Purchase and Sale.  On the terms and subject to the conditions set forth in this Agreement:

(a)           Seller agrees to sell and convey to Buyer, and Buyer agrees to purchase and accept from Seller, all of the Purchased Interests.

(b)           Buyer agrees to assume, or cause an Affiliate of Buyer designated by Buyer to assume, at Closing from each of the Non-Company Affiliates who are party to an Assigned Contract, and Seller agrees to cause such Non-Company Affiliates to assign to Buyer, or to an Affiliate of Buyer designated by Buyer, all of the rights and obligations of such Non-Company Affiliates, as applicable, arising from and after Closing under the Assigned Contracts, in each case, to the extent that such Assigned Contract may be assigned either without the consent of another Person or with the consent of another Person which consent is in full force and effect.

Section 2.2            Purchase Price.  The purchase price (the “Purchase Price”) for the Purchased Interests shall be an amount equal to:

(a)           $1,635,000,000 (the “Base Purchase Price”); plus

(b)           the Aggregate Net Working Capital Adjustment Amount (whether a positive or a negative amount); plus

(c)           the Gas Inventory Amount; plus

(d)           $15,000,000, if prior to the Closing Date, Seller demonstrates to the reasonable satisfaction of Buyer that the net capacity and net heat rate information for the Holland Project provided in the table “Performance Data” on page 36 of the Confidential Information Memorandum, dated June 2006, and relating to the transactions contemplated by this Agreement, including footnote and other explanatory information, is an accurate representation of actual Holland Project net performance; provided that if such demonstration by Seller is not satisfactory to Buyer, Buyer shall, prior to the Closing Date, provide a reasonably detailed written explanation to Seller as to the basis for such demonstration not being satisfactory to Buyer; minus

(e)           the amount, if applicable, by which (i) the value of expensed stock parts and capitalized stock parts in the inventory of the Companies as reflected in the books and records of the Companies on the Closing Date (and, at Buyer’s option, the existence of the inventory (as reflected in the books and records of the Company) may be verified by a physical inventory conducted immediately prior to the Closing Date) plus (ii) the value of any such stock parts used in scheduled outages under the GE LTSA and the Siemens LTMP after August 29, 2006 and prior to the Closing Date, is less than $29,200,000; plus

(f)            if applicable, the amount of any lump sum payments made for planned outages under the GE LTSA subsequent to January 1, 2007 and prior to the Closing.

Section 2.3            Closing.  The Closing shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York at 10:00 A.M. local time, on the third Business Day after the conditions to Closing set forth in Articles VII and VIII (other than actions to be taken or items to be delivered at Closing) have been satisfied or waived, or on such other date and at such other time and place as Buyer and Seller mutually agree in writing.  All actions listed in Section 7.7 or 8.7 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing.  The Closing shall be deemed effective as of 12:01 A.M. (Eastern time) on the Closing Date.

Section 2.4            Aggregate Net Working Capital Adjustment Amount; Gas Inventory Amount.

(a)           At least five Business Days prior to the Closing Date, Seller will deliver to Buyer a worksheet setting forth Seller’s good faith reasonable estimate of the Aggregate Net Working Capital Adjustment Amount as of the Closing Date (the “Estimated Aggregate Net Working Capital Adjustment Amount”), as well as a computation thereof.  If the Estimated Aggregate Net Working Capital Adjustment Amount is a positive number, the Base Purchase Price payable at Closing will be increased by an amount equal to such Estimated Aggregate Net Working Capital Adjustment Amount.  If the Estimated Aggregate Net Working Capital Adjustment Amount is a negative number, the Base Purchase Price payable at Closing will be decreased by an amount equal to such Estimated Aggregate Net Working Capital Adjustment Amount.  At the same time that Seller delivers the Estimated Aggregate Net Working Capital Adjustment Amount to Buyer, Seller shall also deliver to Buyer Seller’s good faith reasonable estimate of the Gas Inventory Amount as of the Closing Date determined in accordance with Schedule 1.1-A (the “Estimated Gas Inventory Amount”) and the Base Purchase Price payable at Closing will be increased by such Estimated Gas Inventory Amount.

(b)           Within 60 days after the Closing, Buyer will prepare and deliver to Seller a computation of the actual Aggregate Net Working Capital Adjustment Amount as of the Closing Date (the “Actual Aggregate Net Working Capital Adjustment Amount”).  If within 60 days following delivery of such computation Seller does not object in writing thereto to Buyer, then the Actual Aggregate Net Working Capital Adjustment Amount shall be as reflected on the computation provided by Buyer pursuant to the immediately preceding sentence.  If within such 60 days Seller objects to Buyer in writing to such computation, then Buyer and Seller shall negotiate in good faith and attempt to resolve their disagreement.  Should such negotiations not result in an agreement within 20 days after receipt by Buyer of such written objection from Seller, then the matter shall be submitted to Grant Thornton LLP (the “Neutral Auditor”).  All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor will be borne equally by Buyer and Seller.  The Neutral Auditor will deliver to Buyer and Seller a written determination of the Actual Aggregate Net Working Capital Adjustment Amount (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Auditor by

Buyer and Seller) within 30 days of the submission of the dispute to the Neutral Auditor, which determination will be final, binding and conclusive on the Parties.  If, following the determination of the Actual Aggregate Net Working Capital Adjustment Amount (as agreed between the Parties or as determined by the Neutral Auditor), the Estimated Aggregate Net Working Capital Adjustment Amount less the Actual Aggregate Net Working Capital Adjustment Amount is a positive number, then Seller shall be obligated to pay Buyer a cash payment equal to such excess.  If the Estimated Aggregate Net Working Capital Adjustment Amount less the Actual Aggregate Net Working Capital Adjustment Amount is a negative number, then Buyer shall be obligated to pay Seller a cash payment equal to such deficit.  At the same time that Buyer delivers the Actual Aggregate Net Working Capital Adjustment Amount to Seller, Buyer shall also deliver to Seller a determination of the actual Gas Inventory Amount as of the Closing Date determined in accordance with Schedule 1.1-A (the “Actual Gas Inventory Amount”), together with a computation supporting such determination.  Any objection that Seller may have to Buyer’s determination of the Actual Gas Inventory Amount shall be raised and resolved as provided in this Section 2.4(b) with respect to the Actual Aggregate Net Working Capital Adjustment Amount.  If following the determination of the Actual Gas Inventory Amount (as agreed between the Parties or as determined by the Neutral Auditor), the Estimated Gas Inventory Amount less the Actual Gas Inventory Amount is a positive number, then Seller shall be obligated to pay Buyer a cash payment equal to such excess.  If the Estimated Gas Inventory Amount less the Actual Gas Inventory Amount is a negative number, then Buyer shall be obligated to pay Seller a cash payment equal to such deficit.  Any such net excess or deficit payment in respect of the Actual Aggregate Net Working Capital Adjustment Amount and the Actual Gas Inventory Amount, together with interest thereon at the rate of five percent (5%) per annum from the date of determination through the date of payment, will be due and payable within 15 days after the Actual Aggregate Net Working Capital Adjustment Amount and the Actual Gas Inventory Amount are finally determined as provided in this Section 2.4(b) and will be payable by wire transfer of immediately available funds to such account or accounts as shall be specified by Buyer or Seller, as applicable.

(c)           Following the Closing, Seller and Buyer shall cooperate and provide each other and, if applicable the Neutral Auditor, reasonable access to such books, records and employees (including those of the Project Companies) as are reasonably requested in connection with the matters addressed in Section 2.4 (b).

Section 2.5            Allocation of Purchase Price.  Buyer shall prepare and provide to the Seller within 60 days after the Closing, a schedule allocating the Purchase Price among the Purchased Assets (the “Purchase Price Allocation Schedule”).  Such schedule shall be prepared in good faith and in accordance with applicable provisions of the Code.  Unless Seller objects to the Buyer’s allocation schedule within 15 days after receipt thereof, such schedule shall become final.  If Seller objects to the Buyer’s allocation within 15 days of receipt, then the parties agree to meet and resolve the dispute in good faith.  Seller and Buyer each shall prepare a mutually acceptable and substantially identical IRS Form 8594 “Asset Acquisition Statement Under Section 1060” consistent with the Purchase Price Allocation Schedule which the Parties shall use to report the transactions contemplated by this Agreement to the applicable Taxing Authorities.

Each of Seller and Buyer agrees to provide the other promptly with any other information required to complete Forms 8594.  The Purchase Price Allocation Schedule shall be revised to take into account subsequent adjustments to the Purchase Price, including any indemnification payments (which shall be treated for Tax purposes as adjustments to the Purchase Price), in accordance with the provisions of section 1060 of the Code and the Treasury Regulations thereunder.

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING SELLER AND PARENT COMPANIES

Except as disclosed in the Schedules (with any disclosure in a Schedule being deemed and understood to be disclosure in each other Schedule to which the applicability of the disclosure is apparent on its face, notwithstanding reference to a specific section or paragraph), Seller hereby represents and warrants to Buyer as follows:

Section 3.1            Organization.  Each of Seller and each Parent Company is a corporation, limited liability company or limited partnership, as applicable, duly formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, as applicable.  Seller is duly qualified or licensed to do business in each other jurisdiction where the obligations to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to result in a material adverse effect on Seller’s ability to perform such obligations hereunder.

Section 3.2            Authority.  Seller has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Seller of this Agreement, and the performance by Seller of its obligations hereunder, have been duly and validly authorized by all necessary corporate action.  This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

Section 3.3            No Conflicts; Consents and Approvals.  The execution and delivery by Seller of this Agreement do not, and the performance by Seller of its obligations under this Agreement will not:

(a)           conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of Seller or of any Parent Company;

(b)           be in violation of or result in a default (or give rise to any right of termination, cancellation or acceleration) under any material Contract to which Seller or any Parent Company is a party, except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, reasonably be expected to result in a material adverse effect on Seller’s ability to perform its obligations hereunder or on the consummation of the transactions contemplated hereby; and

(c)           assuming all required filings, waivers, approvals, consents, authorizations and notices set forth on Schedule 3.3(c) (collectively, the “Seller Approvals”), the Company Consents and other notifications provided in the ordinary course of business have been made, obtained or given, (i) conflict with, violate or breach any material term or provision of any Law applicable to Seller, the Parent Companies or any of its or their material Assets or (ii) require any material consent or approval of any Governmental Authority under any applicable Law.

Section 3.4            Capitalization.  Schedule 3.4 accurately sets forth the ownership structure of Seller, the Parent Companies and the Project Companies.  Each of Seller and each of the Parent Companies owns, holds of record and is the beneficial owner of the ownership interests shown as being owned by it on Schedule 3.4 free and clear of all Liens, restrictions on transfer or other encumbrances other than those arising pursuant to this Agreement, the Material Contracts (including the limited liability company agreements of the Project Companies) or applicable securities Laws, and, without limiting the generality of the foregoing, none of the Purchased Interests are subject to any voting trust, shareholder agreement or voting agreement other than, as applicable, the limited liability company agreements and limited partnership agreements of the Companies.

Section 3.5            Legal Proceedings.  There is no Claim pending or, to Seller’s Knowledge threatened against, Seller, any Parent Company or any Project Company, which seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.

Section 3.6            Business.  No Parent Company (other than HE Supply and UP Supply) conducts or has conducted any business or activity other than its direct or indirect ownership interest of the applicable Project Company, and no Parent Company (other than HE Supply and UP Supply) has any liability that would be required to be reflected as of the date of this Agreement on a balance sheet of such Parent Company prepared in accordance with GAAP.  No Parent Company (other than HE Supply and UP Supply) owns any Assets other than its direct or indirect ownership interest of the applicable Project Company.  The sole business or activity conducted by HE Supply is and has been the purchase of all spare parts for Holland Project and the resale thereof to Holland Energy or Rio Nogales Power.  The sole business or activity of UP Supply is and has been the purchase for resale to University Park Energy of all materials for the construction of the University Park Project.  Neither HE Supply nor UP Supply has any liability, that would be required to be reflected as of the date of this Agreement on a balance sheet of such Company prepared in accordance with GAAP, other than liabilities owed to Affiliates which will be satisfied or eliminated prior to Closing in accordance with Section 6.8.  The Parent Companies do not have and never have had employees or any Benefit Plans.

Section 3.7            Brokers.  None of Seller or any Parent Company has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

Section 3.8            Taxes.  Except as set forth on Schedule 3.8 or as would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) all Tax returns that are required to be filed on or before the Closing Date by each Parent Company have been or will have been duly and timely filed, (b) all such Tax returns are true, correct and complete, (c) all Taxes that are shown to be due on such Tax returns and all other Taxes whether or not shown as due on such Tax returns (including estimated tax payments) that are due and owing have been or will have been timely paid in full or have been or will be adequately reserved, (d) all withholding Tax requirements imposed on the Parent Companies have been satisfied in full in all respects, except for amounts that are being contested in good faith, (e) no Parent Company has in force any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency, (f) there are no pending or active audits or legal proceedings involving Tax matters or, to Seller’s Knowledge, threatened audits or proposed deficiencies or other claims for unpaid Taxes of the Parent Companies, (g) there are no liens for Taxes upon any of the assets of the Parent Companies except liens for current Taxes not yet due and payable, (h) none of the Parent Companies is a party to or has any liability under any tax sharing or tax indemnification agreement, (i) each of HE Supply and UP Supply is, and always has been, classified as an entity disregarded as separate from its owner for federal income tax purposes, (j) CP High Desert LP and Rio Nogales Power are, and always have been, classified as a partnership for federal income tax purposes, and (k) no claim has been made by any Taxing Authority (domestic or foreign) in any jurisdiction where the Parent Companies do not file Tax returns that any such entity (or its owner for Tax purposes in the case of a disregarded entity) may be subject to Tax by that jurisdiction.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING
THE PROJECT COMPANIES

Except as disclosed in the Schedules (with any disclosure in a Schedule being deemed and understood to be disclosure in each other Schedule to which the applicability of the disclosure is apparent on its face, notwithstanding reference to a specific section or paragraph), Seller hereby represents and warrants to Buyer as follows:

Section 4.1            Organization.  Each Project Company is a limited liability company, limited partnership or statutory trust, as applicable, duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation, and has all requisite limited liability company, trust or limited partnership, as applicable, power and authority to conduct its business as it is now being conducted and to own, lease and operate its Assets.  Each Project Company is duly qualified or licensed to do business in each jurisdiction in which the ownership or operation of its Assets make such qualification or licensing necessary, except in those jurisdictions where the failure to be so duly qualified or licensed would not reasonably be expected to result in a Material Adverse Effect.

Section 4.2            No Conflicts; Consents and Approvals.  The execution and delivery by Seller of this Agreement do not, and the performance by Seller of its obligations hereunder do not and the consummation of the transactions contemplated hereby will not:

(a)           conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of any Project Company;

(b)           assuming the consents set forth on Schedule 4.2 (the “Company Consents”) have been obtained, be in violation of or result in a default (or give rise to any right of termination, cancellation or acceleration) under any Material Contract, except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect; and

(c)           assuming the Seller Approvals, the Company Consents and other notifications provided in the ordinary course of business have been made, obtained or given, (i) conflict with or result in a violation or breach of any material term or provision of any Law applicable to any Project Company or any of its material Purchased Assets or (ii) require any material consent or approval of any Governmental Authority under any applicable Law.

Section 4.3            Capitalization.  No Project Company is a party to any written or oral agreement, and no Project Company has granted to any Person any option or any right or privilege capable of becoming an agreement or option, for the purchase, subscription, allotment or issue of any unissued interests, units or other securities (including convertible securities, warrants or convertible obligations of any nature) of any Project Company other than those arising pursuant to the Material Contracts (including the limited liability company agreement, limited partnership agreement or trust agreement, as applicable, of the Project Companies).

Section 4.4            Business.  The Business of each Project Company is the only business operation carried on by each such Project Company.  Except as disclosed in Schedule 4.4, the Purchased Assets owned, leased or licensed by each Project Company and the Purchased Assets that each Project Company otherwise has the right to use constitute the tangible Assets that are sufficient to operate its Business as currently operated, except for (a) the Excluded Items and (b) matters that would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect.  Each Project Company has good and marketable title to the Purchased Assets it purports to own, free and clear of any Lien (other than Permitted Liens) and has valid leases, licenses or other rights to use the other Purchased Assets referred to in the prior sentence, subject to the exceptions referred to in the prior sentence.

Section 4.5            Bank Accounts.  Schedule 4.5 sets forth an accurate and complete list of the names and locations of banks, trust companies and other financial institutions at which each Project Company maintains accounts of any nature or safe deposit boxes and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

Section 4.6            Subsidiaries.  None of the Project Companies have subsidiaries or own equity interests in any Person except as disclosed on Schedule 3.4.

Section 4.7            Legal Proceedings.  Except as set forth on Schedule 4.7, there is no Claim pending, or to Seller’s Knowledge threatened against, any Company that (a) affects any Company or the Purchased Assets and would, in the aggregate, reasonably be expected to result in a Material Adverse Effect or would reasonably be expected to result in (x) liabilities in excess of $1,000,000 for any Company or (y) other relief that would adversely affect the ability of any Company after the Closing to conduct its operations in the ordinary course consistent with past practice or (b) seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.  Except as set forth on Schedule 4.7, there are no condemnation or similar proceedings affecting any of the Purchased Assets that are currently pending or, to the Knowledge of Seller, threatened.

Section 4.8            Compliance with Laws and Orders.  Each Project Company is in compliance with all Laws and orders applicable to it except where any such non-compliance would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect; provided, however, that this Section 4.8 does not address Taxes, which are exclusively addressed by Section 4.10; Employees and Labor Matters, which are exclusively addressed by Sections 4.19 and 4.20; or Environmental Laws, which are exclusively addressed by Section 4.15.

Section 4.9            Liabilities.  As of the date of this Agreement, except for current liabilities or as disclosed in Schedule 4.9, no Project Company has any liability in excess of $100,000 individually (or $1,000,000 in the aggregate as to all Project Companies) that would be required to be reflected as of the date of this Agreement on a balance sheet of such Project Company prepared in accordance with GAAP.

Section 4.10         Taxes.  Except as set forth on Schedule 4.10 or as would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) all Tax returns that are required to be filed on or before the Closing Date by each Project Company have been or will have been duly and timely filed, (b) all such Tax returns are true, correct and complete, (c) all Taxes that are shown to be due on such Tax returns and all other Taxes whether or not shown as due on such Tax returns (including estimated tax payments) that are due and owing have been or will have been timely paid in full or have been or will be adequately reserved, (d) all withholding Tax requirements imposed on the Project Companies have been satisfied in full in all respects, except for amounts that are being contested in good faith, (e) no Project Company has in force any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency, (f) there are no pending or active audits or legal proceedings involving Tax matters or, to Seller’s Knowledge, threatened audits or proposed deficiencies or other claims for unpaid Taxes of the Project Companies, (g) there are no liens for Taxes upon any of the assets of the Project Companies except liens for current Taxes not yet due and payable, (h) none of the Project Companies (A) is a party to or has any liability under any tax sharing or tax indemnification agreement, or (B) has any tax liability for Taxes of any other Person, (i) each of the Project Companies set forth on Schedule 4.10(i) is, and always has been, classified as an entity disregarded as separate from its owner for federal income tax purposes, (j) each of the Project Companies set forth on Schedule 4.10(j) is, and always has been, classified as a partnership for federal income tax purposes, (k) no claim has been made by any Taxing Authority (domestic or foreign) in any jurisdiction where the Project Companies do not file Tax returns that any such entity (or its owner for Tax purposes in the case of a disregarded entity) may be subject to Tax by that jurisdiction, and (l) to Seller’s Knowledge, no claim has been made by any Taxing Authority for any Tax purpose that a Project Company should be subject to an entity classification that is different from its entity classification under federal tax laws.

Section 4.11         Regulatory Status.  Each Project Company meets the requirements for, and has been determined by FERC to be, an “Exempt Wholesale Generator” within the meaning of the Public Utility Holding Company Act of 2005, as amended.  Each Project Company (other than Rio Nogales Power) has received authorization from FERC to charge market-based rates under a filed tariff in a final and nonappealable order, and each such filed tariff is in compliance in all material respects with FERC regulations and orders.

Section 4.12         Contracts.  (a)  Excluding the Terminated Contracts and the Excluded Items, Schedule 4.12 sets forth a list of the following Contracts to which a Project Company is a party or by which the Purchased Assets may be bound (the “Material Contracts”):

(i)            Contracts for the future purchase, exchange or sale of gas;

(ii)           Contracts for the future purchase, exchange or sale of electric power or ancillary services;

(iii)          Contracts for the future transportation of gas;

(iv)          Contracts for the future transmission of electric power;

(v)           interconnection Contracts;

(vi)          other than Contracts of the nature addressed by Section 4.12(a)(i) - (iv), Contracts (A) for the sale of any Asset or (B) that grant a right or option to purchase or sell any Asset, other than in each case Contracts entered into in the ordinary course of business relating to Assets with a value of less than $500,000 individually or $5,000,000 in the aggregate;

(vii)         other than Contracts of the nature addressed by Section 4.12(a)(i) - (iv), Contracts for the future receipt of any Assets or services requiring payments in excess of $500,000 for each individual Contract;

(viii)        Contracts under which it has created, incurred, assumed or guaranteed any outstanding indebtedness for borrowed money or any capitalized lease obligation, or under which it has imposed a security interest on any of its Assets, tangible or intangible, which security interest secures outstanding indebtedness for borrowed money;

(ix)           outstanding agreements of guaranty, surety or indemnification, direct or indirect, by such Project Company;

(x)            Contracts with Seller or any Non-Company Affiliate relating to the future provision of goods or services;

(xi)           Contracts for consulting services providing annual compensation in excess of $100,000 and which are not cancelable by such Project Company on notice of 90 days or less;

(xii)          outstanding futures, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including electric power, gas or securities;

(xiii)         Contracts that purport to limit such Project Company’s freedom to compete in any line of business or in any geographic area;

(xiv)        partnership, joint venture or limited liability company agreements; and

(xv)         Contracts relating to any material Intellectual Property (other than Excluded Items) or any lease, easement or other use of Property (other than owned Property).

(b)           Seller has provided Buyer with, or access to, accurate and complete copies of all Material Contracts and all Assigned Contracts.

(c)           Each of the Material Contracts and the Assigned Contracts is in full force and effect in all material respects and constitutes a valid and binding obligation of the Project Company party thereto (or, as to the Assigned Contracts, the Non-Company Affiliate that is a party thereto) and, to Seller’s Knowledge, of the other parties thereto except in each case where the failure to be in full force and effect or constitute a binding obligation would not reasonably be expected to result in a Material Adverse Effect.

(d)           (i) No Project Company is in breach or default in any material respect under any Material Contract, (ii) none of the Non-Company Affiliates that is a party to an Assigned Contract is in breach or default in any material respect under such Assigned Contract, and (iii) to Seller’s Knowledge, no other party to any of the Material Contracts or Assigned Contracts is in breach or default in any material respect thereunder.

Section 4.13         Real Property.  Each Project Company owns or leases all Property described in the Contracts listed on Schedule 4.13 as being owned or leased by such Project Company, in each case, free and clear of all Liens (except for Permitted Liens) created by, through or under such Project Company, except pursuant to this Agreement and the Contracts listed, and as otherwise noted, on Schedule 4.13.  No other Property that is material to the business or operations of any Project Company is owned, leased or used by any Project Company.

Section 4.14         Permits.  (a)   Except as to Environmental Law, which is addressed in Section 4.15, Schedule 4.14(a) sets forth all material Permits held by any of the Project Companies.  The Project Companies hold, and have timely applied for renewal of, all material

Permits that are required for the ownership, use or operation of the Projects by the Project Companies in the manner in which they are currently owned and operated, and consistent with each Project’s design capacity, except any such Permits relating exclusively to the construction (and not operation) of a Project and any such Permits, the absence of which would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect.  All such Permits are in full force and effect.  There are no proceedings pending or, to Seller’s Knowledge, threatened which might reasonably result in the revocation, suspension, or adverse modification of any such Permits.  Seller has provided Buyer with accurate and complete copies of all Permits set forth in Schedule 4.14(a).

(b)           Each Project Company is in compliance with all Permits set forth on Schedule 4.14 as being held by such Project Company, except where any such non-compliance would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect, and neither Seller nor any Company has received any written notification from any Governmental Authority alleging that any Project Company is in material violation of any of such Permits, other than in respect of any allegation that no longer remains pending.

Section 4.15         Environmental Matters.  (a)   Schedule 4.15(a) sets forth all material environmental site assessment reports and facility compliance audit reports for the past two years in the possession of Seller or a Project Company that are not subject to a claim of legal privilege by Seller or a Project Company and that relate to environmental matters concerning the operation of a Project or Property.

(b)           The Project Companies hold, and have timely applied for renewal of, all material Permits under Environmental Law that are required for the ownership, use or operation of the Projects by the Project Companies in the manner in which they are currently owned and operated and consistent with each Project’s design capacity, except any such Permits relating exclusively to the construction (and not operation) of a Project and any such Permits, the absence of which would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect.  All such Permits under Environmental Law are in full force and effect and are set forth in Schedule 4.15(b).  Seller has provided Buyer with accurate and complete copies of all Permits under Environmental Law set forth in Schedule 4.15(b).

(c)           Except as set forth in Schedule 4.15(c), each Project Company and Facility is in compliance in all material respects with all Environmental Laws and Permits under Environmental Law and to Seller’s Knowledge, there are no existing events, conditions, or circumstances that would reasonably be expected to adversely affect the Project Companies ability to comply with Environmental Laws or Permits in the future or increase the cost of such compliance, except as would not reasonably be expected to have a Material Adverse Effect.

(d)           Except as set forth in Schedule 4.15(d), no Project Company has been served with notice of any material Environmental Claims, actions, proceedings or investigations that are currently outstanding, and to the Knowledge of Seller, no Environmental Claims are threatened, against a Project Company by any Person under any Environmental Laws.

(e)           Except as set forth in Schedule 4.15(e), since the initial ownership date of each Project by Seller or its Affiliates, there has been no Release of any Hazardous Material at, adjacent to or from a Project to any other location in connection with a Project Company’s operations at such Project that would result in a material Environmental Claim.

(f)            Schedule 4.15(f) lists all air pollutant emissions allowances and credits currently allocated for the Projects’ use, and neither Seller nor any of the Project Companies has entered into any contracts or commitments to transfer or sell any such allowances.

Section 4.16         Insurance.  Schedule 4.16 sets forth a list of all insurance policies and fidelity bonds covering the Project Companies, the tangible Assets of the Project Companies, the Business of each Project Company and the Plant Employees, other than any such insurance policies and fidelity bonds related to Benefit Plans.  Schedule 4.16 sets forth a list of all pending claims of $500,000 or more under any such policies, and, with respect to such pending claims, coverage has not been denied by the underwriters of such policies and bonds.  All premiums due and payable under such policies and bonds have been paid, and each Project Company is otherwise in material compliance with the terms and conditions of all such policies and bonds.  To the Knowledge of Seller, there is no threatened termination of any of such policies and bonds.

Section 4.17         Intellectual Property.

(a)           The Project Companies own, or have the licenses or rights to use for their respective Businesses, all material Intellectual Property (other than the Excluded Items) currently used in their respective Businesses.

(b)           Neither Seller nor any Company has received from any Person a claim in writing that any Project Company is infringing in any material respect the Intellectual Property of such Person.

Section 4.18         Brokers.  The Project Companies have no liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Section 4.19         Employees and Labor Matters.  The Project Companies do not have and have never had any employees.  With respect to Plant Employees and except as described on Schedule 4.19:

(a)           no Plant Employees are represented by a union or other collective bargaining entity;

(b)           in the past three years, there has not occurred, nor, to Seller’s Knowledge has there been threatened, a labor strike, request for representation, work stoppage or lockout by Plant Employees;

(c)           in the past three years, Seller has not received written notice of any charges before any Governmental Authority responsible for the prevention of unlawful employment practices; and

(d)           in the past three years, Seller has not received written notice of any investigation by a Governmental Authority responsible for the enforcement of labor or employment regulations and, to the Knowledge of Seller, no such investigation is threatened.

Section 4.20         Employee Benefits.  The Project Companies do not sponsor, maintain or contribute to any Benefit Plan.  With respect to any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, that is sponsored, maintained or contributed to, or has been sponsored, maintained or contributed to within six years prior to the date of this Agreement, by any Project Company, Seller or any ERISA Affiliate, (a) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied, (b) no liability to the Pension Benefit Guaranty Corporation has been incurred by any such entity, which liability has not been satisfied, (c) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code has been incurred, (d) all contributions (including installments) to such plan required by Section 302 of ERISA and Section 412 of the Code have been timely made and (e) no condition exists or event or transaction has occurred with respect to any such plan which would reasonably be expected to result in any Project Company incurring any material liability, fine or penalty for which a reserve or accrual has not been established.

Section 4.21         Absence of Certain Changes.  From June 30, 2006 to the date of this Agreement, each Company has operated in the ordinary course of business, consistent with past practices.  From June 30, 2006 to the date of this Agreement, there has not been any (a) Material Adverse Effect or (b) event or condition that would reasonably be expected to result in a Material Adverse Effect or prevent or delay Seller from consummating the transactions contemplated by this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the Schedules provided by Buyer (with any disclosure in such a Schedule being deemed and understood to be disclosure in each other such Schedule to which the applicability of the disclosure is apparent on its face, notwithstanding reference to a specific section or paragraph), Buyer hereby represents and warrants to Seller as follows:

Section 5.1            Organization.  Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of Delaware.  Buyer is duly qualified or licensed to do business in each other jurisdiction where the obligations to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to result in a material adverse effect on Buyer’s ability to perform such obligations hereunder.

Section 5.2            Authority.  Buyer has all requisite limited liability company power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Buyer of this Agreement and the performance by Buyer of its obligations hereunder have been duly and validly authorized by all necessary limited liability company action on behalf of Buyer.  This Agreement has been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally or by general equitable principles.

Section 5.3            No Conflicts.  The execution and delivery by Buyer of this Agreement do not, and the performance by Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby will not:

(a)           conflict with or result in a violation or breach of any of the terms, conditions or provisions of its Charter Documents;

(b)           be in violation of or result in a default (or give rise to any right of termination, cancellation or acceleration) under any material Contract to which Buyer is a party, except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, reasonably be expected to result in a material adverse effect on Buyer’s ability to perform its obligations hereunder; or

(c)           assuming all required filings, waivers, approvals, consents, authorizations and notices set forth in Schedule 5.3 (collectively, the “Buyer Approvals”) have been made, obtained or given, (i) conflict with or result in a violation or breach of any material term or provision of any Law applicable to Buyer or any of its material Assets or (ii) require any material consent or approval of any Governmental Authority under any applicable Law.

Section 5.4            Legal Proceedings.  There is no Claim pending or, to Buyer’s knowledge,  threatened against, Buyer which seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.

Section 5.5            Compliance with Laws and Orders.  Buyer is not in violation of or in default under any Law or order applicable to Buyer or its Assets the effect of which, in the aggregate, would reasonably be expected to hinder, prevent or delay Buyer from performing its obligations hereunder.

Section 5.6            Brokers.  Buyer does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

Section 5.7            Acquisition as Investment.  Buyer is acquiring the Purchased Interests for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person.  Buyer has made, independently and without reliance on Seller (except to the extent that Buyer has relied on the express representations and warranties of Seller in this Agreement), its own analysis of the Purchased Interests, the Project Companies, the Projects, the Assigned Contracts and the Purchased Assets for the purpose of acquiring the Purchased Interests, and Buyer has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations.  Buyer acknowledges that the Purchased Interests are not registered pursuant to the Securities Act of 1933 (the “1933 Act”) and that none of the Purchased Interests may be transferred, except pursuant to an applicable exemption under the 1933 Act.  Buyer is an “accredited investor” as defined in Rule 501 promulgated under the 1933 Act.

Section 5.8            Financial Resources.  Buyer has commitments for financing so that it will have sufficient cash at Closing to permit it to purchase the Purchased Interests on the terms hereof.  Buyer has furnished to Seller accurate and complete copies of each such commitment, including the Buyer Commitment Letter.

Section 5.9            No Conflicting Contracts.  Except as set forth in Schedule 5.9, neither Buyer nor any of its Affiliates is a party to any Contract to build, develop, acquire or operate any power facility, or otherwise owns Assets or is engaged in a business, that would reasonably be expected to hinder or cause a delay in any Governmental Authority’s granting of a Buyer Approval or a Seller Approval, and neither Buyer nor any of its Affiliates has any plans to enter into any such Contract, acquire any such Assets or engage in any such business prior to the Closing Date.

Section 5.10         Opportunity for Independent Investigation.  Prior to its execution of this Agreement, Buyer has conducted to its satisfaction an independent investigation and verification of the current condition and affairs of the Project Companies, the Assigned Contracts, the Purchased Assets and the Projects.  In making its decision to execute this Agreement and to purchase the Purchased Interests and assume the Assigned Contracts, Buyer has relied and will rely solely upon the results of such independent investigation and verification and the express representations, warranties, terms and conditions of this Agreement.

Section 5.11         Bankruptcy.  There are no bankruptcy, reorganization, or arrangement proceedings pending against, being contemplated by, or to the knowledge of Buyer, threatened against, it.

Section 5.12         Buyer Benefits Plans.  As of the date hereof, the Benefit Plans which Buyer Affiliates and Buyer Service Companies sponsor, maintain or provide for employees of Buyer Affiliates and Buyer Service Companies with positions and responsibilities similar to the Plant Employees are, taken as a whole, comparable in all material respects to the Benefit Plans which Seller has advised Buyer are provided by Seller and its Affiliates to the Plant Employees.

ARTICLE VI
COVENANTS

The Parties hereby covenant and agree as follows:

Section 6.1            Regulatory and Other Approvals.  From the date of this Agreement until Closing (the “Interim Period”):

(a)           The Parties will, in order to consummate the transactions contemplated hereby, (i) take all commercially reasonable steps necessary, and proceed diligently and in good faith and use all commercially reasonable efforts, as promptly as practicable, to obtain the Seller Approvals, Company Consents and Buyer Approvals in form and substance reasonably satisfactory to Seller and Buyer, and to make all required filings with, and to give all required notices to, the applicable Governmental Authorities and (ii) cooperate in good faith with the applicable Governmental Authorities and provide promptly such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith.

(b)           The Parties will provide prompt notification to each other when any such approval referred to in Section 6.1(a) is obtained, taken, made, given or denied, as applicable, and will advise each other of any material communications with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement.

(c)           In furtherance of the foregoing covenants:

(i)            Each Party shall prepare, as soon as is practical following the execution of this Agreement, all necessary filings in connection with the transactions contemplated by this Agreement that may be required by FERC or under the HSR Act or any other federal, state or local Laws.  Each Party shall submit such filings as soon as practicable, but in no event later than 20 days after the execution hereof for filings with the FERC and under the HSR Act.  The Parties shall request expedited treatment of any such filings, shall promptly make any appropriate or necessary subsequent or supplemental filings, and shall cooperate with each other in the preparation of such filings in such manner as is reasonably necessary and appropriate.  The Parties shall consult with each and shall agree in good faith upon the timing of such filings.

(ii)           Neither Party shall, and each Party shall cause its Affiliates not to, take any action that could reasonably be expected to adversely affect the approval of any Governmental Authority of any of the aforementioned filings.

Section 6.2            Access of Buyer.  (a)  During the Interim Period, Seller will provide, and will cause the Project Companies to provide, Buyer and its Representatives with reasonable access, upon reasonable prior notice (but in no event less than five Business Days’ prior written notice) and during normal business hours, to the Projects and the officers and employees of Seller and its Affiliates who have significant responsibility for one or more Project Companies, but only to the extent that such access does not unreasonably interfere with the business of Seller and its Affiliates or the Businesses of the Project Companies, and that such access is reasonably related to the requesting Party’s obligations and rights hereunder, and subject to compliance with applicable Laws; provided, however, that Seller shall have the right to (i) have a Representative present for any communication with employees or officers of Seller or its Affiliates and (ii) impose reasonable restrictions and requirements for safety purposes.  Buyer shall be entitled, at its sole cost and expense, to have the Property surveyed and to conduct non-invasive physical inspections; provided, however, that Buyer shall not be entitled to collect any air, soil, surface water or ground water samples nor to perform any invasive or destructive sampling on the Property.  Promptly upon completion of any such entry, Buyer shall repair any damage caused by such entry.  Any disclosure to Buyer pursuant to the foregoing shall be subject to such disclosure (w) not violating any applicable Laws, (x) not resulting in the waiver of any attorney/client, work product, or like privilege, (y) not being of confidential information concerning the activities of Seller or its Affiliates (other than the Companies) that is unrelated to the Companies, the Business of any Project Company, or the Projects, or (z) not being of proprietary models of Seller or any of its Affiliates pertaining to energy project evaluation, energy or natural gas price curves or projections, or other economic predictive models.

(b)           During the Interim Period, in no event shall Buyer or any of Buyer’s Affiliates hold any meetings with, or otherwise communicate with, any suppliers, other vendors or customers of any Company, or any representatives of any Governmental Authority, regarding any Project or Company without the prior consent of Seller (which consent will not be unreasonably withheld or delayed).  At any such meeting consented to by Seller, a Representative of Seller shall be entitled to participate therein.

(c)           Buyer agrees to indemnify and hold harmless Seller, its Affiliates and their Representatives for any and all liabilities, losses, costs or expenses incurred by Seller, its Affiliates or their Representatives, or by any of Buyer’s Representatives for any injuries or property damage arising out of the access and other rights under this Section 6.2, caused by any of Buyer’s Representatives while present on the Property.

Section 6.3            Certain Restrictions.  Except as required or permitted hereby, or as otherwise set forth in Schedule 6.3, during the Interim Period, Seller will cause the Companies and the Projects to operate in the ordinary course of business.  Without limiting the foregoing, except as otherwise required or permitted hereby or required by applicable Laws or any Material Contract or as consented to by Buyer, which consent shall not be unreasonably withheld, conditioned or delayed (except that this Section 6.3 shall not apply to Excluded Items, Terminated Contracts or services terminated pursuant to Section 6.8), Seller will, during the Interim Period, cause the Companies not to:

(a)           permit or allow any Lien (other than a Permitted Lien or any Lien the release of which Seller is pursuing by commercially reasonable efforts) to be imposed on or against any of the Purchased Assets or permit or allow any Lien to be imposed on or against any of the Purchased Interests;

(b)           grant any waiver of any material term under, exercise any material option under, or give any material consent with respect to, any Material Contract;

(c)           sell, transfer, convey or otherwise dispose of any material Purchased Assets outside the ordinary course of business;

(d)           other than accounts payable incurred in the ordinary course of business or otherwise incurred pursuant to the Material Contracts, the Terminated Contracts or the Excluded Items, incur, create, assume or otherwise become liable for indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any other Person; or incur, assume, create, guarantee or otherwise become liable for any indebtedness for borrowed money or obligations of any other Person, or issue debt securities, under any existing Material Contracts in excess of $500,000, other than short term, unsecured borrowings or intercompany loans or guarantees that are paid in full and discharged prior to the Closing;

(e)           except as may be required to meet the requirements of applicable Laws or GAAP, change any accounting method or practice in a manner that is inconsistent with past practice in a way that would reasonably be expected to result in a Material Adverse Effect;

(f)            fail to maintain its existence or consolidate or merge with any other Person or acquire all or substantially all of the Assets of any other Person;

(g)           issue or sell any equity ownership interests;

(h)           liquidate, dissolve, recapitalize, reorganize or otherwise wind up its business or operations;

(i)            purchase any securities of any Person, except for short-term investments made in the ordinary course of business;

(j)            enter into, terminate or amend (i) any material Permit, (ii) any Material Contract or (iii) any Contract involving total consideration throughout its term in excess of $500,000 (other than Contracts entered into in the ordinary course which will be fully performed prior to Closing), or enter into any new Contract for future transportation of gas, transmission or interconnection of power, or purchase, exchange or sale of electric power or gas that can not be terminated without penalty on or before the Closing Date;

(k)           cancel any debts or waive any claims or rights having a value in excess of $1,000,000, individually or in the aggregate;

(l)            make any material election with respect to Taxes;

(m)          amend or modify its Charter Documents;

(n)           purchase any individual item of equipment involving total consideration in excess of $5,000,000;

(o)           enter into any Support Obligations or Affiliate Contracts subject to Section 6.15 if the effect thereof would be to increase Buyer’s obligations under Sections 6.5 or 6.15 by more than $1,000,000;

(p)           except for regularly scheduled changes in compensation to employees made in the ordinary course of business consistent with past practice, make any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable or to become payable to any Plant Employee; or

(q)           agree or commit to do any of the foregoing.

Notwithstanding the foregoing, Seller may permit the Project Companies to take commercially reasonable actions with respect to emergency situations so long as Seller shall, upon receipt of notice of any such actions, promptly inform Buyer of any such actions taken outside the ordinary course of business.

Section 6.4            Use of Certain Names.  Within 30 days following Closing, Buyer shall cause the Companies to cease using the word “Constellation” and any word or expression similar thereto or constituting an abbreviation or extension thereof, and the CEG logo (the “Seller Marks”), including eliminating or covering the Seller Marks from the Property and Purchased Assets and disposing of any unused stationery and literature of the Companies bearing the Seller Marks, and thereafter, Buyer shall not, and shall cause the Companies and their Affiliates not to, use the Seller Marks or any logos, trademarks, trade names, patents or other Intellectual Property rights belonging to Seller or any Affiliate thereof, and Buyer acknowledges that it, its Affiliates and the Companies have no rights whatsoever to use such Intellectual Property.  Without limiting the foregoing:

(a)           Within 10 days after the Closing Date, Buyer shall cause any Company whose name contains any of the Seller Marks to change its name to a name that does not contain any of the Seller Marks.

(b)           Within 30 days after the Closing Date, Buyer shall provide evidence that is reasonably acceptable to Seller, that Buyer has made all filings required pursuant to paragraph (a) above with, and has provided notice to, all applicable Governmental Authorities and all counterparties to the Material Contracts regarding the sale of the Project Companies and the Purchased Assets to Buyer and the new addresses for notice purposes.

Section 6.5            Support Obligations.  (a)  Buyer recognizes that certain of the Non-Company Affiliates have provided credit support to certain of the Project Companies with respect to the Projects pursuant to certain credit support obligations, all of which that are outstanding as of the date hereof are set forth on Schedule 6.5(a) (the “Support Obligations”).

(b)           Prior to Closing, Buyer shall use commercially reasonable efforts to effect the full and unconditional release, effective as of the Closing Date, of the Non-Company Affiliates from all Support Obligations (provided, that with respect to any Support Obligations posted or maintained in connection with an Affiliate Contract, the terms of this Section 6.5 shall apply only to such Support Obligations posted or maintained in connection with those Affiliate Contracts that become Assigned Contracts) including by:

(i)            subject to Schedule 6.5(a), furnishing a letter of credit to replace each existing letter of credit that is a Support Obligation containing terms and conditions that are substantially identical to the terms and conditions of such existing letter of credit and from lending institutions that have a Credit Rating commensurate with or better than that of lending institutions for such existing letter of credit; and

(ii)           in the case of the Amended and Restated High Desert Power Master Power Purchase and Sales Agreement dated April 22, 2002 (the “CDWR Agreement”), between High Desert and the California Department of Water Resources (“CDWR”), if required, (x) furnishing a subordinated mortgage and security agreement as contemplated by Special Condition 9(ii) thereof or (y) as provided in Schedule 6.5(a)(2).

(c)           Buyer shall use commercially reasonable efforts to cause the beneficiary or beneficiaries of the Support Obligations to terminate and redeliver to Seller or one of its Affiliates each original copy of each original guaranty, letter of credit or other instrument constituting or evidencing such Support Obligations released or replaced pursuant to Section 6.5(b).

(d)           If Buyer is not successful in obtaining the complete and unconditional release of the Non-Company Affiliates from any Support Obligations prior to Closing (each such Support Obligation, until such time as such Support Obligation is released in accordance with this Section 6.5, a “Continuing Support Obligation”), then, subject to Section 6.5(e) and Schedule 6.5(a), Seller or its Affiliates, as applicable, shall keep in place such guaranty, letter of credit or other instrument as is necessary to maintain each Continuing Support Obligations, and Buyer shall deliver to Seller at the Closing in accordance with this Section 6.5 and Schedule 6.5(a) support for Buyer’s obligations pursuant to clause (ii) below (the “Continuing Support Letter of Credit”); provided, however, that notwithstanding the foregoing:

(i)            from and after the Closing, Buyer shall continue to use commercially reasonable efforts to obtain the full and unconditional release of the Non-Company Affiliates from each Continuing Support Obligation; and

(ii)           Buyer shall not, and shall cause the Project Companies not to, effect any amendments or modifications or any other changes to the contracts or obligations to which any of the Continuing Support Obligations relate, or to otherwise take any action that could increase the liability of the Non-Company Affiliates under any Continuing Support Obligation or extend the stated maturity of any Continuing Support Obligation, without Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed.

(e)           During the Interim Period, Buyer shall have the right to contact and have discussions with each beneficiary of a Support Obligation in order to satisfy its obligations under this Section 6.5; provided, however, that Buyer shall give Seller not less than five Business Days’ prior notice before making any such contact, Seller shall have the right to have one of its Representatives present via telephone or in person, as applicable, during any such contact or discussion, Buyer shall only contact and hold discussions with such beneficiaries through Representatives of Buyer previously approved by Seller, and Buyer shall cause such Representatives to comply with all reasonable procedures and protocols regarding such contacts and discussions that may be established by Seller.

Section 6.6            Excluded Items.  Notwithstanding anything in this Agreement to the contrary, Buyer and Seller agree that the Purchased Assets shall exclude those items listed on Schedule 6.6 (the “Excluded Items”), Seller shall retain all benefits and liabilities with respect to the Excluded Items, and Seller shall, prior to the Closing Date, use commercially reasonable efforts to cause the Project Companies to distribute, transfer or assign each Excluded Item to Seller or a Non-Company Affiliate.  Buyer acknowledges that the inability of Seller to have any Excluded Item distributed, transferred or assigned from any Project Company for any reason shall not delay Closing and any Excluded Item that Seller is unable to so distribute, transfer or assign by the Closing shall be referred to as a “Non-Transferred Excluded Item.”  After the Closing Date with respect to each Non-Transferred Excluded Item, Buyer shall permit Seller to exclusively direct and manage each Project Company’s participation in all negotiations, arbitrations, litigation, claims, and/or bankruptcy or other proceedings involving such Non-Transferred Excluded Item, whether existing on the Closing Date or arising thereafter.  Buyer shall also permit Seller to settle or compromise on behalf of any Project Company any Non-Transferred Excluded Item in Seller’s sole discretion, and shall promptly pay Seller any proceeds or recoveries received in connection with any Non-Transferred Excluded Item.  Buyer shall, at Seller’s expense:  use commercially reasonable efforts to (a) cause any Person under its control with knowledge of relevant facts pertaining to any Non-Transferred Excluded Item to provide assistance to Seller as reasonably requested by Seller; and (b) provide any relevant books, records, or other information concerning any Non Transferred Excluded Item and access to each Project site where any Non Transferred Excluded Item is located, as reasonably requested by Seller, in connection with any Non-Transferred Excluded Item; provided in each case that Buyer shall have no obligation to make available information or access without reasonable prior notice, during normal business hours and subject to compliance with normal security and safety rules applicable to the Project site.

Section 6.7            Employee and Benefit Matters.  (a)  Schedule 6.7(a) sets forth a list of certain employees of Seller or its Affiliates (the “Plant Employees”) who are providing or have provided services relating to the Projects and that Seller and such Affiliates will make available to Buyer to discuss potential employment with Affiliates of Buyer or other Persons engaged by Buyer to operate any Project (“Buyer Service Companies”) (which discussions the Parties agree shall not violate Section 6.7(c)).  Prior to the execution of this Agreement, Seller has provided to Buyer (i) certain employee information relating to employee compensation and benefits of the Plant Employees (including each Plant Employee’s current base salary or wage), and (ii) specific information relating to each Plant Employee and as of a specified date regarding such employee’s name, job title and work location.  As soon as administratively practicable after Buyer provides Seller with a list of the Plant Employees who have accepted an employment offer from Buyer Service Companies in accordance with Section 6.7(b), Seller shall provide to Buyer, with respect to each Plant Employee on such list and subject to the consent of any such employee that Seller determines is required by Law, information as of a specified date regarding such employee’s hire date, vacation and sick leave accrual rates and severance benefits.

(b)           Within 30 days after the execution of this Agreement, Buyer shall cause Buyer Service Companies to make offers of employment to each Plant Employee, and such offer shall include terms and provisions determined by Buyer that are consistent with the provisions of this Section 6.7; provided, however, that the base salary/wage rate that Buyer extends to an Plant Employee for the initial 18 consecutive month period of employment with Buyer Service Companies shall not be less than the Plant Employee’s base salary/wage rate that was in effect for the Plant Employee immediately prior to the Closing Date for employment with Seller or an Affiliate of Seller.  Within 45 days after the execution of this Agreement, Buyer shall notify Seller as to each Plant Employee who has accepted employment with Buyer or any of its Affiliates (each, a “Continued Employee”), which acceptance may be conditioned upon the occurrence of the Closing, and each Plant Employee who has rejected Buyer’s offer of employment.  Promptly following the Closing, Buyer shall pay to each of the Plant Employees listed on Schedule 6.7(b), whether or not a Continued Employee, an amount equal to such Plant Employee’s lump sum accrued benefit as of the Closing Date in CEG’s Pension Equity Plan, calculated as if the Plant Employee was fully vested as of the Closing Date.  Buyer shall indemnify and hold harmless Seller and its Affiliates with respect to all claims and liabilities relating to or arising out of Buyer’s employee selection and employment offer process described in this Section 6.7(b) (including any claim of discrimination or other illegality in such selection, offer, and lay-off process, and including any liability or loss that Seller or any Affiliates may incur either pursuant to this Section 6.7 or under the U.S. Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder, or any similar state or other Law).  The employment with Buyer Service Companies of each Plant Employee who accepts such employment shall be effective as of the Closing Date; provided, however, that on such date such Plant Employee is actively at work or is on a previously scheduled and approved (by Seller or an Affiliate of Seller) paid time-off or other paid or unpaid leave of absence (other than a leave pursuant to which the individual is eligible to receive long-term disability benefits under a Seller Plan).  Notwithstanding the foregoing, with respect to each Plant Employee who fails to become a Continued Employee as of the Closing Date because he or she did not satisfy the requirements of the preceding sentence as of the Closing Date (whether due to a previously scheduled or approved paid time-off or other paid or unpaid leave of absence), Buyer shall, or shall cause Buyer Service Companies to, at the time such Plant Employee is ready and available to return to active employment status, provide such Plant Employee with employment in a position comparable to that which the individual had prior to the commencement of his or her absence from active employment.  Each Plant Employee who becomes employed by a Buyer Service Company pursuant to the preceding sentence shall be considered a Continued Employee for purposes of this Agreement, except that transitional matters addressed in this Section 6.7 shall apply with respect to such employee as of the date of his or her commencement of employment with a Buyer Service Company (rather than as of the Closing Date).  Nothing in the foregoing shall affect the right of Seller, or any Affiliate of Seller, or any Buyer Service Company to terminate the employment of a Plant Employee for any reason or at any time.

(c)           Buyer agrees, if the Closing has not occurred, until the date that is two years from and after the date of termination of this Agreement pursuant to Section 9.1, not to employ, and to use commercially reasonable efforts to cause its controlled Affiliates not to employ, any Plant Employees without Seller’s prior written consent.  Whether or not the Closing occurs, unless Seller should otherwise consent, Buyer agrees that neither it nor any of its controlled Affiliates will, directly or indirectly, in any manner whatsoever, solicit for hire or employment any officer or employee of the Seller or any of its Affiliates which Buyer or its Affiliates learned of in connection with the acquisition contemplated hereby for a period of one year after the date of this Agreement; provided, however, that this sentence shall not apply to any solicitation (or any hiring as a result of any solicitation) that consists of advertising in a newspaper or periodical of general circulation or through the Internet.

(d)           Effective as of the Closing Date, the Continued Employees shall cease to participate in all “employee benefit plans” within the meaning of Section 3(3) of ERISA of Seller or its Affiliates providing benefits to any Continued Employees (the “Seller Plans”).  Buyer shall not assume any of the Seller Plans.

(e)           From and after the Closing Date and subject to the provisions set forth in the proviso to the first sentence of Section 6.7(b), Buyer shall cause each Buyer Service Company to provide each Continued Employee with benefits on a basis substantially similar to those provided to similarly situated employees of Buyer and its Affiliates.  Notwithstanding the foregoing, Buyer shall cause each Continued Employee and his or her eligible dependents (including all such Continued Employee’s dependents) covered immediately prior to the Closing Date by a group health plan maintained by Seller or an Affiliate of Seller to be covered under a group health plan maintained by Buyer or an Affiliate of Buyer that (1) provides major medical and dental benefits coverages to the Continued Employee and such eligible dependents effective immediately upon the Closing Date and (2) credits such Continued Employee, for the year during which such coverage under such group health plan begins, with any deductibles and co-payments already incurred during such year under a group health plan maintained by Seller or an Affiliate of Seller; provided, however, that for purposes of applying this clause (2) with respect to any Continued Employee, the Continued Employee shall be responsible for providing the necessary information to Buyer based on explanation of benefit forms received by the Continued Employee from the group health plan maintained by Seller or an Affiliate of Seller.  From and after the Closing Date, Buyer shall cause a Buyer Service Company to recognize each Continued Employee’s years of company service prior to the Closing Date with Seller and its Affiliates and any other Person that was acquired by Seller or an Affiliate of Seller (whether through purchase, merger or other combination) for purposes of terms of employment, compensation and eligibility, vesting or other benefit/coverage eligibility (including eligibility for retiree benefits/coverages), benefit accrual and benefit determination under all employee benefit and compensation plans and programs maintained after the Closing by a Buyer Service Company in which such Continued Employee is permitted to participate, including paid vacation, paid sick time and severance benefits.  Buyer shall cause each employee welfare benefit plan or program sponsored by Buyer or a Buyer Service Company that the Continued Employees may be eligible to participate in on or after the Closing Date to waive any preexisting condition exclusion or restriction with respect to participation and coverage requirements applicable to Continued Employees.  From and after the Closing Date, Buyer shall cause a Buyer Service Company to recognize and give each Continued Employee credit for his or her accumulated sick leave balance as of the Closing Date under the sick leave program maintained by Seller and its Affiliates.  For purposes of this Section 6.7, the phrase “from and after the Closing Date” means the period commencing with the Closing Date and ending 18 months thereafter.

(f)            If the employment of any Continued Employee is terminated by Buyer or an Affiliate of Buyer for a reason other than cause within 18 months following the Closing Date, then Buyer shall provide such Continued Employee with severance benefits equal to the greater of (i) the severance benefits described in the severance plan that a Buyer Service Company makes available to its similarly situated employees and that would have been provided to such employee if his or her employment had been terminated under circumstances entitling such employee to benefits under such severance plan, or (ii) the following severance benefits: (A) a lump sum payment in cash equal to the base salary or other regular hourly compensation that the Continued Employee would have collected had he or she remained employed from the date of terminating employment through the date 18 months after the Closing Date, plus (B) a lump sum payment in cash equal to a Buyer Service Company’s portion of the premium for medical and dental coverage charged with respect to active employees under the medical and dental plan such Continued Employee is actually enrolled in at the time of his or her termination of employment, if any, for the period beginning when employment terminates and ending on the date 18 months after the Closing Date, plus (C) in the case of a Continued Employee who is so terminated more than 15 months following the Closing Date, a lump sum in cash equal to (1) the equivalent of two weeks’ base salary or other regular hourly compensation of such Continued Employee as of such date of termination multiplied by (2) the number of years of service of such Continued Employee with Seller and its Affiliates and any other Person that was acquired by Seller or an Affiliate of Seller (whether through purchase, merger or other combination).  Buyer shall also offer continuation coverage to Continued Employees under the Consolidated Omnibus Budget Reconciliation Act of 1985.  Any Continued Employee whose employment terminates within 18 months following the Closing Date due to such Continued Employee’s rejection of Buyer’s offer of a position which would require the Continued Employee to relocate to a facility which is more than fifty (50) miles from the facility at which he or she is working on the day immediately prior to the Closing Date shall be entitled to severance benefits as provided in this Section 6.7(f).  All obligations under this Section 6.7(f) shall terminate on the date 18 months after the Closing Date.

(g)           Claims of Continued Employees and their eligible beneficiaries and dependents for medical, dental, prescription drug, life insurance or other welfare benefits (“Welfare Benefits”) (other than disability benefits) that are incurred before the Closing Date shall be the sole responsibility of Seller and the Seller Plans.  Claims of Continued Employees

and their eligible beneficiaries and dependents for Welfare Benefits (other than disability benefits) that are incurred from and after the Closing Date shall be the sole responsibility of Buyer and its Affiliates.  For purposes of this paragraph, a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided, and not when the condition arose or when the course of treatment began.  Claims of individuals receiving long-term disability benefits under a Seller Plan as of the Closing Date shall be the sole responsibility of Seller and the Seller Plans.  Except as provided in the preceding sentence, claims of Continued Employees and their eligible beneficiaries and dependents for short-term or long-term disability benefits from and after the Closing Date shall be the sole responsibility of Buyer and its Affiliates (without regard to whether the circumstances giving rise to such claim occurred before, on or after the Closing Date).

(h)           All claims for health care and dependent care flexible spending account benefits submitted after the Closing Date for expenses incurred prior to the Closing Date by Continued Employees shall be paid by Seller’s or its Affiliates’ health care and dependent care flexible spending account plan to the extent permitted in accordance with the terms of such plan.

(i)            Claims for workers’ compensation benefits arising out of occurrences prior to the Closing Date shall be the responsibility of Seller.  Claims for workers’ compensation benefits for Continued Employees arising out of occurrences on or after the Closing Date shall be the responsibility of Buyer.

Section 6.8            Termination of Certain Services, Contracts and Other Affiliate Transactions.  Notwithstanding anything in this Agreement to the contrary, prior to the Closing, Seller shall, or shall cause an Affiliate of Seller, as applicable, to (i)  terminate, sever, or assign to Seller or a Non-Company Affiliate effective upon or before the Closing any services provided to any of the Project Companies by Seller or a Non-Company Affiliate, including the termination or severance of insurance policies (including those policies referred to in Section 6.10), Tax services, legal services and banking services (to include the severance of any centralized clearance accounts) and (ii) use commercially reasonable efforts to terminate or assign to Seller or a Non-Company Affiliate each Contract listed on Schedule 6.8 (collectively such Contracts listed, the “Terminated Contracts”), in each case without any liability of any kind on the part of any Company arising from any such termination, severance, assignment or otherwise.  Effective as of the Closing, all Contracts between any Company and the Seller or any Non-Company Affiliate of the Seller (“Excluded Contracts”) shall terminate and be of no further force and effect unless the Buyer has expressly agreed to have such Contract remain in effect (including the Assigned Contracts), and neither Buyer nor any Company shall have any liabilities or obligations of any kind with respect to any Excluded Contract.  In addition to the foregoing, prior to the Closing, any liability of a Company to Seller or an Affiliate of Seller, or any receivable from a Company to Seller or an Affiliate of Seller, shall be satisfied or otherwise eliminated in full.

Section 6.9            Spare Parts; Distributions.  Notwithstanding anything in this Agreement to the contrary:

(a)           Subject to Section 4.4, Seller shall have the right to use items of spare parts and equipment in the ordinary course of business of the Project Companies, consistent with past practice.

(b)           Subject to Section 6.3 and Section 10.1(a)(v), Seller shall have the right to cause the Project Companies to pay cash dividends, make cash distributions and assign accounts receivable to Seller or its Affiliates at any time prior to the Closing.

Section 6.10         Insurance.  Seller shall maintain or cause to be maintained in full force and effect the insurance policies described on Schedule 4.16 until the Closing.  All such insurance coverage shall be terminated as of the Closing.  Buyer shall be solely responsible for providing insurance to the Project Companies for any claims made after the Closing. If any claims are actually made prior to the Closing Date under any liability insurance policy for any of the Companies, then Seller shall use commercially reasonable efforts to ensure that the applicable Company can file, notice and otherwise continue to pursue such claims and recover proceeds under the terms of such policies, and Seller will pay over to the applicable Company any proceeds of any insurance recovery under any such policy by Seller or any Non-Company Affiliate.  If any casualty loss occurs prior to the Closing which is insured under any property or casualty insurance policy for any of the Companies and claims associated with such losses, have been made prior to the Closing, then Seller shall use commercially reasonable efforts to ensure that the applicable Company can file, notice and otherwise continue to pursue such claims and recover proceeds under the terms of such policies, and Seller will pay over to the applicable Company any proceeds of any insurance recovery under any such policy by Seller or any Non-Company Affiliate, other than any such proceeds that have been or will be applied to repair or replace the property subject to such claim.

Section 6.11         Casualty.  If any of the Purchased Assets is damaged or destroyed by casualty loss during the Interim Period, and the sum of (x) the cost of restoring such damaged or destroyed Purchased Assets to a condition reasonably comparable to their prior condition (as estimated by a qualified firm reasonably acceptable to Buyer and Seller), and (y) the amount of any lost profits reasonably expected to accrue after the Closing as a result of such damage or destruction to such Purchased Assets (net of and after giving effect to any insurance proceeds available to the Project Companies for such restoration and lost profits and any Tax benefits to the Companies related thereto) (such sum, the “Restoration Cost”) is greater than $2,500,000 but does not exceed 10% of the Base Purchase Price, Seller may elect to reduce the amount of the Purchase Price by such Restoration Cost, by notice to Buyer, and such casualty loss shall not affect the Closing.  If Seller does not make such an election within 45 days after the date of such casualty loss (but in any event at least 20 days prior to the Closing Date), Buyer may elect to terminate this Agreement within 10 Business Days after the end of such 45 day period by written notice to Seller.  If the Restoration Cost is in excess of 10% of the Base Purchase Price, Seller may, by notice to Buyer within 45 days after the date of such casualty loss (but in any event at least 20 days prior to the Closing Date), elect to (a) reduce the Purchase Price by the estimated Restoration Cost or (b) terminate this Agreement, in each case by providing written notice to Buyer; provided, however, that if Seller does not elect to terminate this Agreement as provided in this sentence, then Buyer may, by written notice to Seller, terminate this Agreement within 10 Business Days of receipt by Buyer of Seller’s notice regarding its election.  If the Restoration Cost is $2,500,000 or less, (i) neither Buyer nor Seller shall have the right or option to terminate this Agreement and (ii) there shall be no reduction in the amount of the Purchase Price.

Section 6.12         Condemnation.  If any of the Purchased Assets is taken by condemnation during the Interim Period and the sum of (x) the condemnation value of such Purchased Assets (as determined by a qualified firm reasonably acceptable to Buyer and Seller) and (y) to the extent not included in the preceding clause (x), the amount of any lost profits reasonably expected to accrue after the Closing as a result of such condemnation of such Purchased Assets (net of and after giving effect to any condemnation award proceeds to be paid to the Companies and any Tax benefits to the Companies related thereto) (such sum, the “Condemnation Value”) is greater than $2,500,000 but do not have a Condemnation Value in excess of 10% of the Base Purchase Price, Seller may elect to reduce the Purchase Price by such Condemnation Value (less the amount of any condemnation award proceeds to be paid to the Companies and any Tax benefits to the Companies related thereto) by notice to Buyer, and such condemnation shall not affect the Closing.  If Seller does not make such an election within 45 days after the award of the condemnation proceeds (but in any event at least 20 days prior to the Closing Date), Buyer may elect to terminate this Agreement within 10 Business Days after such 45 day period by written notice to Seller.  If the Condemnation Value is in excess of 10% of the Base Purchase Price, Seller may, by notice to Buyer within 45 days after the award of the condemnation proceeds (but in any event at least 20 days prior to the Closing Date), elect to (a) reduce the Purchase Price by such Condemnation Value (less the amount of any condemnation award proceeds to be paid to the Companies and any Tax benefits to the Companies related thereto) or (b) terminate this Agreement, in each case by providing written notice to Buyer; provided, however, that if Seller does not elect to terminate this Agreement as provided in this sentence, then Buyer may, by written notice to Seller, terminate this Agreement within 10 Business Days of receipt by Buyer of Seller’s notice regarding its election.  If the Condemnation Value is $2,500,000 or less, (A) neither Buyer nor Seller shall have the right or option to terminate this Agreement and (B) there shall be no reduction in the amount of the Purchase Price.

Section 6.13         Transfer Taxes.  Seller and Buyer shall each pay any Transfer Taxes imposed on it by Law as a result of the transactions contemplated by this Agreement, but, notwithstanding any such requirement of Law, each of Seller and Buyer shall bear half of the total of all such Transfer Taxes.  Accordingly, if either Party is required at Law to pay more than its half of any such Transfer Taxes, the other Party shall promptly reimburse such first Party for amounts in excess of such half.  Seller and Buyer shall timely file their own Transfer Tax returns as required by Law and shall notify the other Party when such filings have been made.  Seller and Buyer shall cooperate and consult with each other prior to filing such Transfer Tax returns to ensure that all such returns are filed in a consistent manner.  Without limiting the foregoing, Buyer shall be solely responsible for any Transfer Taxes arising from any action to dissolve, terminate or restructure any Project Company or to convey, distribute or transfer any assets, properties or other rights by deed, bill of sale or otherwise to or from any Project Company on or after the Closing.

Section 6.14         Tax Matters.  Except as provided in Section 6.13 relating to Transfer Taxes:

(a)           With respect to any Tax return covering a taxable period ending on or before the Closing Date (a “Pre-Closing Taxable Period”) that is required to be filed after the Closing Date with respect to any Company, (i) Seller shall cause such Tax return to be prepared and shall deliver such Tax return as so prepared to Buyer not later than 14 days prior to the due date for filing such Tax return, and (ii) Buyer shall cause such Tax return to be executed and duly and timely filed with the appropriate Taxing Authority and shall pay all Taxes due with respect to the period covered by such Tax return.  With respect to any Tax return covering a taxable period beginning on or before the Closing Date and ending after the Closing Date (a “Straddle Taxable Period”) that is required to be filed after the Closing Date with respect to a Project Company, (i) Buyer shall cause such Tax return to be prepared (in a manner consistent with practices followed in prior taxable periods except as required by a change in Law or fact) and shall deliver a draft of such Tax return to Seller for Seller’s review and approval at least 14 days prior to the due date for filing such Tax return, (ii) Seller and Buyer shall cooperate and consult with each other in order to finalize such Tax return, and (iii) thereafter Buyer shall cause such Tax return to be executed and duly and timely filed with the appropriate Taxing Authority and shall pay all Taxes due with respect to the period covered by such Tax return.

(b)           As between Seller and Buyer, Seller shall be responsible for and indemnify Buyer against, and Seller shall be entitled to all refunds or credits of, any Tax with respect to a Project Company that is attributable to a Pre-Closing Taxable Period or to that portion of a Straddle Taxable Period that ends on the Closing Date, in each case to the extent that such Tax exceeds the amount (if any) reflected as a current liability for such Tax in a balance sheet of such Project Company prepared in accordance with GAAP as of the Closing Date.  Within five days prior to the due date for the payment of any such Tax, if (i) the amount of such Tax for which Seller is responsible exceeds (ii) the amount reflected as a current liability for such Tax in a balance sheet of such Project Company prepared in accordance with GAAP as of the Closing Date, Seller shall pay to Buyer an amount equal to such excess; if the amount described in clause (ii) exceeds the amount described in clause (i), Buyer shall pay to Seller the amount of such excess.  With respect to a Straddle Taxable Period, Seller shall determine the Tax attributable to the portion of the Straddle Taxable Period that ends on the Closing Date by an interim closing of the books of the relevant Company as of the Closing Date, except for ad valorem or property Taxes (“Property Taxes”) and franchise Taxes based solely on capital which shall be prorated on a daily basis to the Closing Date.  For this purpose, any franchise Tax paid or payable not based solely on capital with respect to such Company shall be allocated to the taxable period for which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such Tax.  In determining whether a Property Tax is attributable to a Pre-Closing Taxable Period or a Straddle Taxable Period, any Property Tax that is based on the assessed value of any assets, property or other rights as of any lien date or other specified valuation date shall be deemed a Property Tax attributable to the taxable period (whether a fiscal year or other tax year) specified on the relevant Property Tax bill that is issued with respect to that lien date or other valuation date.

(c)           Buyer shall be responsible for and indemnify Seller against, and Buyer shall be entitled to all refunds (including, but not limited to, property tax refunds) and credits of, all Taxes of the Project Companies that are not the responsibility of Seller pursuant to Section 6.14(b).

(d)           With respect to any Tax for which Seller is responsible, Seller shall have the right, at its sole cost and expense, to initiate any claim for refund and to control (in the case of a Pre-Closing Taxable Period) or participate in (in the case of a Straddle Taxable Period) the prosecution, settlement or compromise of any proceeding involving such Tax, including the determination of the value of property for purposes of real and personal property ad valorem Taxes.  Buyer shall (and shall cause the relevant Company to) take such action in connection with any such proceeding as Seller shall reasonably request from time to time to implement the preceding sentence, including the selection of counsel and experts and the execution of powers of attorney.  Buyer shall (and shall cause the relevant Company to) give written notice to Seller of its receipt of any notice of any audit, examination, claim or assessment for any Tax for which Seller is responsible within 30 days after its receipt of such notice; failure to give any such written notice within such 30-day period shall cause Buyer to forfeit any rights it may have by reason of Section 4.10 or this Section 6.14 to the extent Seller is actually prejudiced by such failure.

(e)           Seller shall grant to Buyer (or its designees) access at all reasonable times to all of the information, books and records relating to the Companies within the possession of Seller (including workpapers and correspondence with Taxing Authorities), and shall afford Buyer (or its designees) the right (at Buyer’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Buyer (or its designees) to prepare Tax returns, respond to Tax audits and investigations, prosecute Tax protests, appeals and refund claims and to conduct negotiations with Taxing Authorities.  Buyer shall grant or cause the Companies to grant to Seller (or its designees) access at all reasonable times to all of the information, books and records relating to the Companies within the possession of Buyer (including workpapers and correspondence with Taxing Authorities) and to the employees of the Companies, and shall afford Seller (or its designees) the right (at Seller’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Seller (or its designees) to prepare Tax returns, respond to Tax audits and investigations, prosecute Tax protests, appeals and refund claims and to conduct negotiations with Taxing Authorities.  After the Closing Date, Seller and Buyer will preserve all information, records or documents in their respective possessions relating to liabilities for Taxes of the Project Companies until six months after the expiration of any applicable statute of limitations (including extensions thereof) with respect to the assessment of such Taxes; provided, that neither Party shall dispose of any of the foregoing items without first offering such items to the other Party.

(f)            If after the Closing Buyer or any Company receives a refund or utilizes a credit of any Tax of any Company attributable to a Pre-Closing Taxable Period or that portion of a Straddle Taxable Period ending on the Closing Date, Buyer shall pay to Seller within 10 Business Days after such receipt or utilization an amount equal to such refund received or credit utilized, together with any interest received or credited thereon.  Buyer shall, and shall cause the relevant Company to, take such action to obtain a refund or credit of any Tax of such Company attributable to a Pre-Closing Taxable Period or that portion of a Straddle Taxable Period ending on the Closing Date or to mitigate, reduce or eliminate any such Tax that could be imposed for a Pre-Closing Taxable Period or that portion of a Straddle Taxable Period ending on the Closing Date (including with respect to the transactions contemplated hereby) as is reasonably requested by Seller.

(g)           In the event that Seller initiates a claim for refund from a Taxing Authority with regard to any Tax of any Company attributable to a Pre-Closing Taxable Period or that portion of a Straddle Taxable Period ending on the Closing Date, whether the initiation of such claim begins prior to or after the Closing, Seller shall have all rights to and interest in such refund.  Buyer shall, upon request, provide Seller a limited power of attorney allowing Seller to pursue such claim for refund with and collect such refund from such Taxing Authority.  If after the Closing Buyer or any Company receives a refund or utilizes a credit of any such Tax with regard to a claim so initiated by Seller, Buyer shall pay to Seller within 10 Business Days after such receipt or utilization an amount equal to such refund received or credit utilized, together with any interest received or credited thereon, less any expenses Buyer has incurred as a result of such action.

(h)           In the event that Seller initiates a claim for refund from a third party who improperly withheld sales and use Tax, or withheld excessive sales and use Tax, with regard to a Project Company attributable to a Pre-Closing Taxable Period or that portion of a Straddle Taxable Period ending on the Closing Date, whether the initiation of such claim begins prior to or after the Closing, Seller shall have all rights to and interest in such refund.  Buyer shall, upon request, provide Seller a limited power of attorney allowing Seller to pursue such claim for refund with and collect such refund from such third party.  If after the Closing Buyer or the Project Company receives a refund of any such Tax with regard to a claim so initiated by Seller, Buyer shall pay to Seller within 10 Business Days after such receipt an amount equal to such refund received, together with any interest received or credited thereon, less any expenses Buyer has incurred as a result of such action.

(i)            Not later than the Business Day immediately preceding the Closing Date, Seller shall cause each of CP High Desert I, CP High Desert II, Rio Nogales I and Rio Nogales II to be converted to, or merged with and into, limited liability companies, the sole member of which is Seller.  In the event that any such conversion or merger results in Seller or its Affiliates being liable for an amount of Federal or state Taxes as a result of such conversion or merger that exceeds the Taxes that would have been paid by Seller or its Affiliates (assuming an election would be made under Section 338(h)(10) of the Code) had the sale and purchase of the Purchased Interests contemplated hereby not required such conversion or merger, Buyer shall pay to Seller an additional amount equal to one-half of such excess Federal or state Taxes; provided, however, that if such amount that Buyer would be obligated to pay to Seller shall be in excess of $2,000,000, Buyer shall not be obligated to make such payment, and if Buyer does not make such payment, Seller shall have no obligation to consummate any such conversion or merger.  At the option of Buyer, the Parties shall cooperate with one another and makes such filings as shall be required in order to make a timely election under Section 338(h)(10) of the Code and Seller shall have no obligation to consummate any such conversion or merger.  In addition, if any such excess Federal or state Taxes would be payable as a result of such conversion or merger, the Parties will cooperate in good faith and use their commercially reasonable efforts to make such modifications to this Agreement and the transactions contemplated hereby as may be required in order to avoid the applicability of any such excess Federal or state Taxes as a result of such conversion or merger.

Section 6.15         Affiliate Contracts.  From and after the date hereof, Buyer and Seller shall use commercially reasonable efforts to obtain the written consent from each party (other than Seller and its Affiliates) (each a “Counterparty”) to each Affiliate Contract to the assignment and assumption of such Affiliate Contract by each Assignor to each Assignee as contemplated by Section 7.7(b) to occur at Closing, provided, however, that with respect to those Affiliate Contracts not marked with an asterisk on Schedule 1.1-AC, the failure to obtain such consent shall not delay or prevent Closing, and any obligation to seek such consent by Buyer or Seller shall terminate as of the Closing, except that Seller shall have a continuing obligation after the Closing to seek all counterparty consents with respect to the Waiver and Option Agreement dated June 24, 2005 for the High Desert Project set forth on Schedule 1.1-AC (notwithstanding that such contract is not marked with an asterisk therein).  Without limiting the foregoing, Buyer’s efforts shall include offering to replace any credit support posted or maintained by Seller or a Non-Company Affiliate in favor of any Counterparty to any Affiliate Contract in accordance with the requirements of Section 6.5, and in the case of Affiliate Contracts with respect to which none of Seller or any Non-Company Affiliate has posted or maintains any credit support, Buyer shall comply with all commercially reasonable requests from any Counterparty under such Affiliate Contracts to post or maintain credit support as security for the performance of the obligations of the Assignee thereof, in each case to the extent and in the manner set forth in Section 6.5.

Section 6.16         Appointment of Representatives.  In order to facilitate the consummation of the transactions contemplated by this Agreement, each Party shall designate a representative to act as the primary point of contact to coordinate communications and other interaction between the Parties during the Interim Period.

Section 6.17         Updating.  Seller shall promptly notify Buyer of any changes or additions to any of the Schedules of which it has Knowledge that may be necessary to correct any matter that would otherwise constitute a breach of any representation or warranty of Seller in Articles III or IV.  No such updates made pursuant to this Section 6.17 shall be deemed to cure any inaccuracy of any representation or warranty made in this Agreement as of the date hereof or for purposes of Section 7.1 unless Buyer specifically agrees thereto in writing; provided, however, that if the Closing shall occur, then no matters disclosed by Seller pursuant to any such change or addition at or prior to the Closing shall be the basis for any indemnification by Seller pursuant to

Section 10.1(a) to the extent any such update relates solely to events, conditions or other matters first occurring or arising after the date of this Agreement.  Seller agrees to advise the Buyer promptly in writing of any matter or occurrence of which it has or obtains Knowledge, and Buyer agrees to advise Seller promptly in writing of any matter of which Buyer has Knowledge, which, in either case, may constitute a breach by either Party of any representation, warranty or covenant contained in this Agreement.

Section 6.18         Announcements.  Prior to the Closing Date no press release or other public announcement, or public statement or comment in response to any inquiry, relating to this Agreement or the transactions contemplated hereby shall be issued or made by either Buyer or Seller, or any of their Affiliates, without the approval of Buyer or Seller, as the case may be;such consent not to be unreasonably withheld, delayed or conditioned provided, however, that a press release or other public announcement, regulatory filing, statement or comment made without such approval, including in furtherance of the requirements of Section 6.1, shall not be in violation of this Section 6.18 if it is made in order to comply with applicable Laws or stock exchange rules and in the reasonable judgment of the Party or Affiliate making such release or announcement, based upon advice of counsel, prior review and joint approval, despite reasonable efforts to obtain the same, would prevent dissemination of such release or announcement in a sufficiently timely fashion to comply with such applicable Laws or rules; provided, further, that in all instances the Buyer or Seller, as the case may be, shall provide prompt notice of any such release, announcement, statement or comment to the other Party.

Section 6.19         Buyer Financing.  Buyer shall use commercially reasonable efforts to consummate the financing contemplated by the Buyer Commitment Letter and the other commitments referred to in Section 5.8 so as to enable Buyer to have sufficient cash at Closing to purchase the Purchased Interests in accordance with the terms of this Agreement.  Prior to the Closing Date, at Buyer’s sole cost and expense, Seller will, and will cause the Companies to, use commercially reasonable efforts to cooperate with Buyer in obtaining its financing under the Buyer Commitment Letter including furnishing to representatives of Buyer’s financing sources such information, access to Project sites (including for purposes of surveys and insurance inspections), Company books and records and other documentation, and taking such other actions as may be reasonably requested from time to time by Buyer.  Any assistance provided by Seller and any Company pursuant to this Section 6.19 shall be subject to the same conditions as are set forth in Section 6.2.

Section 6.20         Further Assurances.  Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, at either Party’s request and without further consideration, the other Party shall execute and deliver to such requesting Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.

ARTICLE VII
BUYER’S CONDITIONS TO CLOSING

The obligation of Buyer to consummate the Closing is subject to the fulfillment of each of the following conditions (except to the extent waived in writing by Buyer in its sole discretion):

Section 7.1            Representations and Warranties.  The representations and warranties made by Seller in Articles III and IV shall be true in all material respects (except for representations and warranties that are qualified by materiality, including by reference to Material Adverse Effect, which shall be true in all respects) on and as of the Closing Date as though made on and as of the Closing Date.

Section 7.2            Performance.  Seller shall have performed and complied, in all material respects, with the agreements, covenants and obligations required by this Agreement to be performed or complied with by Seller at or before the Closing.

Section 7.3            Officer’s Certificate.  Seller shall have delivered to Buyer at the Closing a certificate of an officer of Seller, dated as of the Closing Date, as to the matters set forth in Sections 7.1 and 7.2.

Section 7.4            Orders and Laws.  There shall not be any litigation or proceedings (filed by a Person other than Buyer or its Affiliates) or Law or order restraining, enjoining or otherwise prohibiting or making illegal or threatening to restrain, enjoin or otherwise prohibit or make illegal the consummation of the transactions contemplated by this Agreement.

Section 7.5            Consents and Approvals.  The Buyer Approvals, the Seller Approvals and those Company Consents marked with an asterisk on Schedule 4.2 shall have been duly obtained, made or given and shall be in full force and effect, in form and substance reasonably satisfactory to Buyer, and all terminations or expirations of waiting periods imposed by any Governmental Authority shall have occurred; provided, however, that the absence of any appeals and the expiration of any appeal period with respect to any of the foregoing shall not constitute a condition to Closing hereunder.

Section 7.6            Resignation of Members, Managers, Officers and Directors.  Seller shall have caused the resignation or removal of all members, managers, officers and directors, as applicable, nominated or appointed by Seller or its Affiliates to any board or operating, management or other committee relating to the Projects or established under the Companies’ Charter Documents, and shall have delivered to Buyer at the Closing evidence of such resignations or removals, together with releases in favor of the Companies of any and all claims which any such members, managers, officers and directors may have against any of the Companies or their Subsidiaries.

Section 7.7            Seller Deliverables.  Seller shall have delivered, or caused to have been delivered, to Buyer each of the following:

(a)           a counterpart, executed by Seller, of an assignment of membership interests evidencing the assignment and transfer to Buyer of all of the Membership Interests, substantially in the form of Exhibit A (the “Membership Interests Assignment Agreement”);

(b)           an executed counterpart of one or more assignment and assumption agreements, each substantially in the form of Exhibit B (each an “Assignment and Assumption Agreement”) which shall effect the assignment to Buyer, one of the Project Companies or an Affiliate of Buyer (as applicable, the “Assignee”) of each Assigned Contract by the Non-Company Affiliate that is party thereto (the “Assignor”), subject to the assumption by the Assignee of all obligations of the Assignor under each Assigned Contract arising from and after the Closing Date; provided, however that, in the case of those Assigned Contracts relating to natural gas transportation on a pipeline regulated by the FERC, Seller’s obligations under this paragraph (c) are conditioned upon the Non-Company Affiliate successfully releasing its capacity permanently to Buyer or an Affiliate of Buyer and being relieved of all payment obligations under each such Assigned Contract pursuant to the terms of the applicable FERC Gas Tariff, each of Seller and Buyer agreeing to use commercially reasonable efforts to achieve such permanent releases of capacity;

(c)           an executed counterpart of the Transition Services Agreement;

(d)           a certification of non-foreign status in the form prescribed by Treasury Regulation Section 1.1445-2(c) with respect to Seller:

(e)           originals of all documentation related to the bonds issued with respect to the Big Sandy Project, including all outstanding bonds;

(f)            evidence reasonably satisfactory to Buyer of the satisfaction or release of any liabilities owed by any Company to Seller or any Non-Company Affiliate; and

(g)           evidence reasonably satisfactory to Buyer of the conversion or merger of CP High Desert I, CP High Desert II, Rio Nogales I and Rio Nogales II as contemplated by Section 6.14(i).

Section 7.8            Financing.  Buyer shall have obtained the proceeds of the financing contemplated by the Buyer Commitment Letter.

ARTICLE VIII
SELLER’S CONDITIONS TO CLOSING

The obligation of Seller to consummate the Closing is subject to the fulfillment of each of the following conditions (except to the extent waived in writing by Seller in its sole discretion):

Section 8.1            Representations and Warranties.  The representations and warranties made by Buyer in Article V shall be true in all material respects (except for representations and warranties that are qualified by materially, including by reference to Material Adverse Effect, which shall be true in all respects) on and as of the Closing Date as though made on and as of the Closing Date.

Section 8.2            Performance.  Buyer shall have performed and complied, in all material respects, with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Buyer at or before the Closing.

Section 8.3            Officer’s Certificate.  Buyer shall have delivered to Seller at the Closing a certificate of an officer of Buyer, dated as of the Closing Date, as to the matters set forth in Sections 8.1 and 8.2.

Section 8.4            Orders and Laws.  There shall not be any litigation or proceedings (filed by a Person other than Seller or its Affiliates) or Law or order restraining, enjoining or otherwise prohibiting or making illegal or threatening to restrain, enjoin or otherwise prohibit or make illegal the consummation of the transactions contemplated by this Agreement.

Section 8.5            Consents and Approvals.  The Seller Approvals and those Company Consents marked with an asterisk on Schedule 4.2 shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority shall have occurred; provided, however, that the absence of any appeals and the expiration of any appeal period with respect to any of the foregoing shall not constitute a condition to Closing hereunder.

Section 8.6            Release of Support Obligations.  To the extent required by Schedule 6.5(a)(2), Buyer shall either have (i) effected the full and unconditional release of Seller and the Non-Company Affiliates from all Support Obligations or (ii) provided to Seller the replacement guarantee referenced in Schedule 6.5(a)(2).

Section 8.7            Buyer Deliverables.  Buyer shall have delivered, or caused to have been delivered, to Seller each of the following:

(a)           a wire transfer of immediately available funds (to such account as Seller shall have given notice to Buyer not less than two Business Days prior to the Closing Date) in an amount equal to the sum of (i) the Base Purchase Price plus (ii) the Estimated Aggregate Net Working Capital Adjustment Amount (whether a positive or a negative amount) plus (iii) the Estimated Gas Inventory Amount, and as adjusted further as provided in Section 2.2(d) & (e) ;

(b)           an executed counterpart of the Membership Interests Assignment Agreement;

(c)           an executed counterpart of each Assignment and Assumption Agreement by the respective Assignee;

(d)           evidence reasonably satisfactory to Seller that Buyer or an Affiliate of Buyer has entered into each of the Designated Commodities Contracts with the counterparty thereto; and

(e)           the duly issued Continuing Support Letter of Credit.

ARTICLE IX
TERMINATION

Section 9.1            Termination.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, as follows:

(a)           at any time before the Closing, by Seller or Buyer, by written notice to the other, in the event that any Law or final order restrains, enjoins or otherwise prohibits or makes illegal the sale of the Purchased Interests pursuant to this Agreement;

(b)           at any time before the Closing, by Seller or Buyer, by notice to the other, if the other has materially breached its obligations hereunder and such breach (other than a breach of Buyer’s obligation to pay the Purchase Price in accordance with the terms of Article II) has not been cured within 30 days following written notification thereof; provided, however, that if, at the end of such 30 day period, the breaching Party is endeavoring in good faith, and proceeding diligently, to cure such breach, the breaching Party shall have an additional 30 days in which to effect such cure;

(c)           at any time before the Closing, by Buyer or Seller, by notice to the other, on or after the date that is 120 days after the date of this Agreement;

(d)           by Buyer or Seller pursuant to Section 6.11 or 6.12, by notice to the other Party in accordance with such Sections;

(e)           by Seller if Buyer shall fail to satisfy all or any of its obligations pursuant to Section 9.3(b); or

(f)            by mutual written consent of Buyer and Seller.

Section 9.2            Effect of Termination.  If this Agreement is validly terminated pursuant to Section 9.1, there will be no liability or obligation on the part of Seller or Buyer (or any of their respective Representatives or Affiliates), provided that (a) Sections 6.2(b), 6.18, 9.2, 9.3, 10.5, 11.3, 11.4 and 11.12 will survive any such termination and (b) each Party shall continue to be liable for any breach of this Agreement by it occurring prior to such termination.

Section 9.3            Break-up Fee.  (a)  If this Agreement is terminated (i) by Seller pursuant to Section 9.1(b) or (e) or (ii) by Seller and/or Buyer pursuant to Section 9.1(c) or (f) solely because the condition in Section 7.8 or Section 8.6 has not been or cannot be satisfied, then, in any such case, in lieu of all other Claims and remedies that might otherwise be available to Seller with respect thereto, including elsewhere hereunder and notwithstanding any other provision of this Agreement:

(i)            (A) if Buyer has breached its obligation to pay the Purchase Price or its obligations under Section 6.1(a) or 6.1(c), (B) if this Agreement is terminated pursuant to Section 9.1(e) or (C) if this Agreement is terminated pursuant to Section 9.1(c) or (f) solely because the condition in Section 7.8 or Section 8.6 has not been or cannot be satisfied, then in any such case. Buyer shall pay Seller, by wire transfer of immediately available funds within three Business Days following the date of termination, as liquidated damages, 5% of the Base Purchase Price; or

(ii)           if Buyer has materially breached any representation, warranty, covenant, agreement or obligation hereunder (other than those referred to in Section 9.3(a)(i)), then Buyer shall pay Seller, by wire transfer of immediately available funds within three Business Days following the date of termination, as liquidated damages, Seller’s actual and reasonable out-of-pocket fees (including reasonable attorney’s fees and regulatory filing fees) and expenses incurred in connection with this Agreement, subject to a maximum of $5,000,000.

(b)           As security for Buyer’s obligations pursuant to Section 9.3(a), (i) on October 11, 2006, Buyer shall provide Break-up Fee Security in the amount of $25,000,000, (ii) on or before October 16, 2006, Buyer shall provide Break-up Fee Security in the amount of $44,000,000 (reduced dollar for dollar by any amounts required to be paid to tolling counterparties to secure a break-up fee on contingent hedges), and (iii) on or before October 31, 2006, Buyer shall provide Break-up Fee Security in an amount equal to the excess of (x) 5% of the Base Purchase Price over (y) the sum of the amounts actually provided pursuant to clauses (i) and (ii) of this Section 9.3(b).

(c)           The provision for payment of liquidated damages in this Section 9.3 has been included because, in the event of a breach by Buyer, the actual damages to be incurred by Seller can reasonably be expected to approximate the amount of liquidated damages provided for herein and because the actual amount of such damages would be difficult if not impossible to measure accurately.

ARTICLE X
INDEMNIFICATION, LIMITATIONS OF LIABILITY, WAIVERS AND ARBITRATION

Section 10.1         Indemnification.  (a)  Subject to Section 10.2, from and after Closing, Seller shall indemnify, defend and hold harmless Buyer from and against all Losses incurred or suffered by Buyer resulting from:

(i)            any breach of any representation or warranty of Seller contained in this Agreement;

(ii)           any breach of any covenant or agreement of Seller contained in this Agreement;

(iii)          the Terminated Contracts and the Assigned Contracts, but only to the extent such Losses accrued prior to Closing;

(iv)          the Excluded Items;

(v)           any Claim, Loss, liability or other obligation of any kind related to any Benefit Plan or Excluded Contract; and

(vi)          the matter marked with an asterisk on Schedule 4.7.

(b)           Subject to Section 10.2, from and after Closing, Buyer shall indemnify, defend and hold Seller harmless from and against all Losses incurred or suffered by Seller resulting from:

(i)            any breach of any representation or warranty of Buyer contained in this Agreement;

(ii)           any breach of any covenant or agreement of Buyer contained in this Agreement; and

(iii)          the Assigned Contracts, but only to the extent such Losses accrue on or after Closing.

Section 10.2         Limitations of Liability.  Notwithstanding anything in this Agreement to the contrary, except in the case of any Claim based upon fraud or willful misconduct which shall not be subject to the following limitation:

(a)           the representations, warranties, covenants, agreements and obligations in this Agreement shall survive the Closing; provided, however, that any Claim for liability pursuant to Section 10.1(a)(i) must be made in writing no later than 12 months following the Closing Date, except that (i) any Claim relating to Section 3.8 or 4.10 may be brought until 60 days following the expiration of the applicable statute of limitations, (ii) any Claim relating to Section 4.15 may be brought until 36 months following the Closing Date, and (iii) any Claim relating to Sections 3.2, 3.4 or 4.3 may be brought at any time;

(b)           Seller shall have no liability for any breach of a representation or warranty in this Agreement in connection with any single item or group of related items that results in Losses of less than $500,000;

(c)           Seller shall have no liability for breaches of representations and warranties in this Agreement until the aggregate amount of all Losses incurred by Buyer equals or exceeds 2% of the Base Purchase Price (the “Deductible Amount”), in which event Seller shall be liable for Losses only to the extent they are in excess of the Deductible Amount; and

(d)           in no event shall Seller’s aggregate liability arising out of or relating to this Agreement, whether relating to a breach of a representation and warranty, covenant, agreement or obligation in this Agreement and whether based on contract, tort, strict liability, other Laws or otherwise, exceed 10% of the Base Purchase Price (“Liability Cap”), except that the Liability Cap shall not apply to Losses arising out of or related to (x) any breach of the representations and warranties in Section 3.4 or 4.3 (insofar as such Sections relate to the Companies or the Purchased Interests) or the last sentence of Section 4.4 or (y) any breach of Section 10.1(a)(iii), (iv), (v) or (vi) without giving effect to the phrase “Subject to Section 10.2” solely for purposes of this Section 10.2(d).

Section 10.3         Notice; Duty to Mitigate.  Each Party shall give written notice to the other Party within a reasonable period of time after becoming aware of any breach by such other Party of any representation, warranty, covenant, agreement or obligation in this Agreement.  Each Party shall have a duty to mitigate any Loss in connection with this Agreement.

Section 10.4         Indirect Claims.  From and after the Closing, Buyer agrees to release, indemnify and hold harmless Seller, its Affiliates and the officers, directors and employees of the Project Companies (acting in their capacity as such) from and against any Losses for controlling stockholder liability or breach of any fiduciary or other duty relating to any pre-Closing actions or failures to act (including negligence or gross negligence) in connection with the business of the Companies prior to the Closing

Section 10.5         Waiver of Other Representations.  (a)  NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IT IS THE EXPLICIT INTENT OF EACH PARTY, AND THE PARTIES HEREBY AGREE, THAT NONE OF SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED INTERESTS, THE PROJECT COMPANIES OR ANY OF THE PURCHASED ASSETS, OR ANY PART THEREOF, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLES III AND IV.  SELLER MAKES NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE PROJECT COMPANIES OR THE PURCHASED ASSETS.

(b)           EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER’S INTERESTS IN THE PROJECT COMPANIES ARE BEING TRANSFERRED THROUGH THE SALE OF THE PURCHASED INTERESTS “AS IS, WHERE IS, WITH ALL FAULTS,” AND SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE PROJECT COMPANIES AND THEIR ASSETS OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE PROJECT COMPANIES AND THEIR ASSETS.

Section 10.6         Waiver of Remedies.  (a)  Buyer and Seller acknowledge and agree that the foregoing indemnification provisions in this Article X shall be the exclusive remedy of Buyer and Seller with respect to the transactions contemplated by this Agreement, except for fraud or willful misconduct; provided, however, that the foregoing shall not limit or restrict the availability of specific performance or other injunctive or equitable relief to the extent that specific performance or such other relief would otherwise be available to the Parties hereunder.

(b)           NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES OR LOST PROFITS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT (“Non-reimbursable Damages”).

(c)           Notwithstanding anything in this Agreement to the contrary, no Representative or Affiliate of Seller shall have any personal liability to Buyer or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Seller in this Agreement and no Representative or Affiliate of Buyer shall have any personal liability to Seller or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Buyer in this Agreement.

Section 10.7         Procedure with Respect to Third-Party Claims.  (a)  If any Party (or as to Buyer after Closing, any Project Company) becomes subject to a pending or threatened Claim of a third party and such Party (the “Claiming Party”) believes it has a claim against the other Party (the “Responding Party”) as a result, then the Claiming Party shall notify the Responding Party in writing of the basis for such Claim setting forth the nature of the Claim in reasonable detail.  The failure of the Claiming Party to so notify the Responding Party shall not relieve the Responding Party of liability hereunder except to the extent that the defense of such Claim is prejudiced by the failure to give such notice.

(b)           If any proceeding is brought by a third party against a Claiming Party and the Claiming Party gives notice to the Responding Party pursuant to this Section 10.7 the Responding Party shall be entitled to participate in such proceeding and, to the extent that it wishes, to assume the defense of such proceeding, if (i) the Responding Party provides written notice to the Claiming Party that the Responding Party intends to undertake such defense, (ii) the Responding Party conducts the defense of the third-party Claim actively and diligently with counsel reasonably satisfactory to the Claiming Party and (iii) if the Responding Party is a party to the proceeding, the Responding Party has not determined in good faith that joint representation would be inappropriate because of a conflict in interest.  The Claiming Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by the Claiming Party in its sole discretion) in any such action and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Claiming Party.  The Claiming Party shall fully cooperate with the Responding Party and its counsel in the defense or compromise of such Claim.  If the Responding Party assumes the defense of a proceeding, no compromise or settlement of such Claims may be effected by the Responding Party without the Claiming Party’s consent unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on any other Claims that may be made against the Claiming Party and (B) the sole relief provided is monetary damages that are paid in full by the Responding Party.

(c)           If (i) notice is given to the Responding Party of the commencement of any third-party legal proceeding and the Responding Party does not, within 30 days after the Claiming Party’s notice is given, give notice to the Claiming Party of its election to assume the defense of such legal proceeding, (ii) any of the conditions set forth in clauses (i) through (iii) of Section 10.7(b) above become unsatisfied or (iii) a Claiming Party determines in good faith that there is a reasonable probability that a legal proceeding may adversely affect it other than as a result of monetary damages for which it would be entitled to indemnification from the Responding Party under this Agreement, then the Claiming Party shall (upon notice to the Responding Party) have the right to undertake the defense, compromise or settlement of such claim; provided, however, that the Responding Party shall reimburse the Claiming Party for the costs of defending against such third-party claim (including reasonable attorneys’ fees and expenses) and shall remain otherwise responsible for any liability with respect to amounts arising from or related to such third-party claim, in both cases to the extent it is ultimately determined that such Responding Party is liable with respect to such third-party claim for a breach under this Agreement.  The Responding Party may elect to participate in such legal proceedings, negotiations or defense at any time at its own expense.

Section 10.8         Access to Information.  After the Closing Date, Seller and Buyer shall grant each other (or their respective designees), and Buyer shall cause the Project Companies to grant to Seller (or its designees), access at all reasonable times upon reasonable notice to all of the information, books and records relating to the Project Companies in its possession, and shall afford such party the right (at such party’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement other than (w) information relating to post-closing periods that is commercially sensitive, trade secret or otherwise confidential or (x) in the case of claims between the Parties, any information that is subject to any attorney client, work product or other privilege or that otherwise would not be required to be provided pursuant to a subpoena or other civil discovery procedure.  At or promptly after the Closing, Seller shall deliver to Buyer all books, records, correspondence, files, and other information of or relating to the Companies or their properties, business, operations or condition (other than Terminated Contracts and Excluded Items) to the extent such information is not in the custody or possession of the Companies on the Closing Date other than (y) information relating to pre-closing periods in respect of any Non-Company Affiliate that is commercially sensitive, trade secret or otherwise confidential or (z) in the case of claims between the Parties, any information that is subject to any attorney client, work product or other privilege or that otherwise would not be required to be provided pursuant to a subpoena or other civil discovery procedure.

ARTICLE XI
MISCELLANEOUS

Section 11.1         Notices.  (a)  Unless this Agreement specifically requires otherwise, any notice, demand or request provided for in this Agreement, or served, given or made in connection with it, shall be in writing and shall be deemed properly served, given or made if delivered in person or sent by facsimile or sent by registered or certified mail, postage prepaid, or by a nationally recognized overnight courier service that provides a receipt of delivery, in each case, to the Parties at the addresses specified below:

If to Buyer, to:
TPF Generation Holdings, LLC
1044 North 115th Street
Suite 400
Omaha, NE 68154
Attn: Paul Smith
Facsimile: (402) 691-9727

with copies to:

TPF Generation Holdings, LLC.
1044 North 115th Street
Suite 400
Omaha, NE 68154
Attn: Ryan Schroer
Facsimile: (402) 691-9727

and

Chadbourne & Parke LLP
30 Rockefeller Center
New York, NY 10012
Attn: Charles E. Hord, Esq.
Facsimile: (646) 710-5353

If to Seller, to:

Constellation Power, Inc.
c/o Constellation Energy Group, Inc.
750 East Pratt Street
Baltimore, MD 21202
Attn: John Paffenbarger
Facsimile: (410) 783-2829

with copies to:

Constellation Energy Group, Inc.
750 East Pratt Street
Baltimore, MD 21202
Attn: Charles A. Berardesco, Esq.
Facsimile: (410) 783-3049

and

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022
Attn: Jonathan Birenbaum, Esq.
Facsimile: (212) 319-4090

(b)           Notice given by personal delivery, mail or overnight courier pursuant to this Section 11.1 shall be effective upon physical receipt.  Notice given by facsimile pursuant to this Section 11.1 shall be effective as of the date of confirmed delivery if delivered before 5:00 p.m. Eastern Time on any Business Day or the next succeeding Business Day if confirmed delivery is after 5:00 p.m. Eastern Time on any Business Day or during any non-Business Day.

Section 11.2         Entire Agreement.  Except for the Confidentiality Agreement, this Agreement supersedes all prior discussions and agreements between the Parties with respect to the subject matter hereof and contains the sole and entire agreement between the Parties hereto with respect to the subject matter hereof.

Section 11.3         Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby.

Section 11.4         Disclosure.  Seller may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement.

Section 11.5         Waiver.  Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

Section 11.6         Amendment.  This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.

Section 11.7         No Third Party Beneficiary.  Except for the provisions of Sections 6.2(b), 6.4, 6.5, 6.7, 6.15, 9.2, 10.4, 10.5 and 10.6(c) which are intended to be for the benefit of the Persons identified therein), the terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person.

Section 11.8         Assignment; Binding Effect.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of the other Party, except that Buyer may (without the consent of any other Party) assign this Agreement or any of its rights, interests or obligations hereunder to any Person providing financing to Buyer or its Affiliates, but no such assignment shall release Buyer of its obligations under this Agreement.  Subject to this Section 11.8, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns.

Section 11.9         Headings.  The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

Section 11.10       Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, such provision will be fully severable, this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 11.11       Counterparts; Facsimile.  This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  Any facsimile or electronically transmitted copies hereof or signature hereon shall, for all purposes, be deemed originals.

Section 11.12       Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement shall be governed by and construed in accordance with the Law of the State of New York, without giving effect to any conflict or choice of law provision that would result in the application of another state’s Law.

(b)           Each of the Parties hereby submits to the exclusive jurisdiction of the State and Federal courts located in the Borough of Manhattan in the City and State of New York with respect to any action or proceeding relating to this Agreement and the transactions contemplated hereby.

(c)           EACH OF THE PARTIES IRREVOCABLY WAIVE THEIR RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.13       Attorneys’ Fees.  If either of the Parties shall bring an action to enforce the provisions of this Agreement, the prevailing Party shall be entitled to recover its reasonable attorneys’ fees and expenses incurred in such action from the unsuccessful Party.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party as of the date first above written.

SELLER
CONSTELLATION POWER, INC.

By:	/s/ Charles A. Berardesco
Name: Charles A. Berardesco
Title: Assistant Secretary

BUYER
TPF GENERATION HOLDINGS, LLC

By: TPF Power, Inc.,
its manager

By:	/s/ Alan B. Levande
Name: Alan B. Levande
Title: Vice President

EXHIBIT A

ASSIGNMENT AND ASSUMPTION OF MEMBERSHIP INTERESTS

This ASSIGNMENT AND ASSUMPTION OF MEMBERSHIP INTERESTS (this “Assignment”), effective as of                            , 2006, between CONSTELLATION POWER, INC., a Maryland corporation (“Assignor”), and TPF GENERATION HOLDINGS, LLC, a Delaware limited liability company (“Assignee”).

RECITALS

ARTICLE IAssignee and Assignor entered into a Purchase and Sale Agreement dated as of October 10, 2006 (the “Purchase Agreement”), pursuant to which Assignor has agreed to transfer to Assignee 100% of its membership interests (the “Membership Interests”) in Holland Energy, LLC (“Holland Energy”), HE Supply Company, LLC (“HE Supply”), Big Sandy Peaker Plant, LLC (“Big Sandy Peaker”), University Park Energy, LLC (“University Park Energy”), UP Supply, LLC (“UP Supply”) and Wolf Hills Energy, LLC [include CP High Desert and Rio Nogales companies as appropriate] (together with Holland Energy, HE Supply, Big Sandy Peaker, University Park Energy and UP Supply, the “Limited Liability Companies”);

B.            To effect the sale and purchase of the Membership Interests, Assignor and Assignee are executing and delivering this Assignment.

NOW THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee hereby act and agree as follows:

AGREEMENTS

Definitions. Any capitalized term not otherwise defined herein shall have the meaning ascribed to such term in the Purchase Agreement.

1.             Transfer of Interests. Assignor hereby sells, assigns, transfers and delivers unto Assignee (i) all of Assignor’s right, title and interest in and to the Membership Interests and (ii) all of Assignor’s rights under the limited liability company or operating agreement of each respective Limited Liability Company.

2.             Assumption of Assignee. Assignee hereby accepts the sale, assignment, transfer and delivery of the Membership Interests, and assumes (i) the Membership Interests and (ii) all obligations and liabilities of the Assignor under the limited liability company or operating agreement of each respective Limited Liability Company.

3.             Withdrawal of Assignor. As of the date hereof, Assignor shall be deemed to have withdrawn as a member of each Limited Liability Company.  For purposes of the limited liability company or operating agreement of each respective Limited Liability Company, the withdrawal of Assignor and the admission of Assignee shall be deemed to have occurred simultaneously.

4.             Counterparts. This Assignment may be executed in separate counterparts with separate signature pages, all of which when taken together shall constitute one instrument.  Delivery by facsimile or other electronic transmission of an executed original and/or the retransmission of any executed facsimile or other electronic transmission shall be deemed to be the same as delivery of an executed original.

5.             Further Assurances. The parties hereto agree to take all such further actions and execute, acknowledge and deliver all such further documents that are necessary or useful in carrying out the purposes of this Assignment.  Without limiting the foregoing, (i) Assignor agrees to execute, acknowledge and deliver to Assignee all such other additional instruments, notices, and other documents and to do all such other and further acts and things as may be reasonably necessary to more fully and effectively sell, assign, transfer and deliver to Assignee the Membership Interests and (ii) Assignee agrees to execute, acknowledge and deliver to Assignor all such other additional instruments, notices, and other documents and to do all such other and further acts and things as may be reasonably necessary to more fully and effectively accept and assume the Membership Interests.

6.             Governing Law. This Assignment shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any conflict or choice of law provision that would result in the application of another state’s Law.

7.             Successors and Assigns. This Assignment shall be binding upon and inure to the benefit of Assignor and Assignee and their respective successors and permitted assigns.

[Signature Page Follows]

2

IN WITNESS WHEREOF, each party has caused this Assignment to be executed on its behalf by its duly authorized officer, as of the day and year first above written.

ASSIGNOR:

CONSTELLATION POWER, INC.

By:
Name:
Title:

ASSIGNEE:

TPF GENERATION HOLDINGS, LLC

By:
Name:
Title:

EXHIBIT B

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of this                                 , 2006 (this “Assignment”), is hereby made between [Non-Company Affiliate], a [state of incorporation/formation] [type of entity] (the “Assignor”) and [Buyer or Project Company], a [state of incorporation/formation] [type of entity] (the “Assignee”).

RECITALS

WHEREAS, Assignor is a party to the contract[s] set forth on Exhibit A (the “Assigned Contract[s]”), by and between Assignor and [Counterparty] (“Counterparty”).

WHEREAS, pursuant to the Purchase and Sale Agreement, dated as of October 10, 2006 (the “Purchase Agreement”), between Constellation Power, Inc. and TPF Generation Holdings, LLC, Assignor desires to assign to Assignee and Assignee desires to assume from Assignor, all of Assignor’s right, title, interest in and to, and all liabilities and obligations of Assignor under the Assigned Contract[s] arising from and after the Closing Date.

[WHEREAS, Counterparty has agreed to consent to the assignment and assumption set forth in this Assignment.]

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and upon the terms and subject to the conditions set forth below, the parties agree as follows:

AGREEMENTS

Definitions.  Any capitalized term not otherwise defined herein shall have the meaning ascribed to such term in the Purchase Agreement.

1.             Assignments.  As of the date hereof, Assignor does hereby assign, transfer, sell and convey unto Assignee all of its respective right, title and interest in and to the Assigned Contract[s].

2.             Assumptions.  As of the date hereof, Assignee hereby assumes all of the duties and obligations of Assignor relating to the Assigned Contract[s] arising from and after the Closing Date.

3.             Counterparts.  This Assignment may be executed in separate counterparts with separate signature pages, all of which when taken together shall constitute one instrument.  Delivery by facsimile or other electronic transmission of an executed original and/or the retransmission of any executed facsimile or other electronic transmission shall be deemed to be the same as delivery of an executed original.

4.             Further Assurances. The parties hereto agree to take all such further actions and execute, acknowledge and deliver all such further documents that are necessary or useful in carrying out the purposes of this Assignment.  Without limiting the foregoing, (i) Assignor agrees to execute, acknowledge and deliver to Assignee all such other additional instruments, notices, and other documents and to do all such other and further acts and things as may be reasonably necessary to assign, transfer, sell and convey unto Assignee all of its respective right, title, and interest in and to the Assigned Contract[s] and (ii) Assignee agrees to execute, acknowledge and deliver to Assignor all such other additional instruments, notices, and other documents and to do all such other and further acts and things as may be reasonably necessary to more fully and effectively accept and assume all of the duties and obligations of Assignor relating to the Assigned Contract[s] arising from and after the Closing Date.

5.             Governing Law. This Assignment shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any conflict or choice of law provision that would result in the application of another state’s Law.

6.             Successors and Assigns. This Assignment shall be binding upon and inure to the benefit of Assignor and Assignee and their respective successors and permitted assigns.

[Signature Page Follows]

2

IN WITNESS WHEREOF, each party has caused this Assignment to be executed on its behalf by its duly authorized officer, as of the day and year first above written.

ASSIGNOR:

[NON-COMPANY AFFILIATE]

By:
Name:
Title:

ASSIGNEE:

[BUYER OR PROJECT COMPANY]

By:
Name:
Title:

EXHIBIT A

ASSIGNED CONTRACT[S]

TRANSITION SERVICES AGREEMENT

TERM SHEET

Parties:	Constellation, or an affiliate, and Buyer, or an affiliate.

Subject:

An agreement (the “Transition Services Agreement”) for Constellation to provide Buyer with certain services, as set forth in the attachment hereto (the “Services”). Terms not otherwise defined in this term sheet have the meanings given to them in that certain Purchase and Sale Agreement between Constellation and Buyer to which this term sheet is attached.

Term:

Commencing on the Closing Date and continuing in effect until the date that is six months after the Closing Date. However, Buyer may earlier terminate any services, or services being provided for specific plants, for any reason, by giving Constellation at least five (5) days prior written notice.

Standard of
Performance:

Substantially the same degree of care, skill and diligence with which Constellation’s personnel have performed similar services for the Project Companies prior to the date of the Transition Services Agreement and in accordance with the reasonable instructions provided by the authorized representatives of Buyer.

Payment:	To be mutually agreed. Buyer would prefer a fixed monthly charge that would be reduced to the extent that Buyer reduces the scope of transition services from time to time as discussed in Term above.

Scope of
Transition
Services:	See Attachment 1. The services marked with an “X” under the column labeled “Constellation” are the proposed services currently requested by Buyer.

Operation and
Maintenance:

Buyer would strongly prefer to hire Constellation’s plant employees effective on the later of the Closing Date and January 1, 2007. Accordingly, if the Closing Date occurs prior to January 1, 2007, Buyer would like Constellation to provide the plant operation and maintenance services customarily provided by the plant employees for the period from the Closing Date until January 1, 2007. Part 1 of the attached scope of work is intended to cover these types of services and is not intended to cover any time period after January 1, 2007.

Pre-Closing
Transition:

Buyer’s proposed scope of transition services in Attachment 1 assumes cooperation from Seller during the period between PSA signing and the Closing Date (and, to the extent necessary, during the term of the TSA) to permit a smooth transition. Buyer would like to discuss with Seller the pre-closing transition work that will be required.

Personnel:

Constellation will assign those personnel it deems necessary for performance of the Services in accordance with the standard of performance set forth above. To the extent available, the same personnel who performed those Services in the past will be used.

Independent
Contractor:	Constellation shall be an independent contractor with respect to the performance of the Services.

Items to be
Furnished:

Buyer shall furnish to Constellation, at Buyer’s expense, such information, documentation, materials, supplies and third-party services (consistent with past practices) as Constellation may require to provide the Services.

Liability and
Indemnity:

Neither party will be liable for indirect, special or consequential damages. Constellation, its affiliates and their directors, officers, employees and agents will not be liable for any act or omission unless a result of breach of contract, gross negligence, willful misconduct or fraud. Buyer will be required to indemnify Constellation, its affiliates and their directors, officers, employees and agents against all losses, damages, expenses, liabilities, and claims of third parties arising from the performance of the Services. Constellation will indemnify Buyer from all losses, damages, expenses, liabilities and claims arising from the breach of contract, gross negligence, willful misconduct or fraud of Constellation in providing the Services.

Force Majeure:

Neither party will be liable or considered to be in default of any obligation, other than payment obligations, to the extent that performance of the obligation is prevented or delayed by an event of force majeure.

Governing Law:	The governing law of the Purchase and Sale Agreement will apply.

Other:	The Agreement will include other typical contractual provisions, including provisions addressing notice, confidentiality, waiver, severability, and counterparts.

Attachment 1 to Transition Services Agreement Term Sheet

CONSTELLATION POST CLOSING TRANSITIONAL SERVICES WORKSCOPE

		TPF	Constellation
1	Plant Operations Prior to January 1, 2007

1a	Operate the plant		X

1b	Maintain the plant		X

1c	Procure goods and services required to operate and maintain the plant at TPF’s expense.		X

1d	Prepare and maintain the 2007 plant level O&M budget in a month by month format.		X

1e	Prepare plant payroll records and submit to CEG home office.		X

1f	Prepare and administer plant safety procedures and OSHA compliance documentation		X

1g	Prepare and submit monthly plant level accounting reports to TPF home office accounting group		X

1h	Perform accounts payable functions for purchases made at the plant level.		X

1i	Maintain facility environmental permits. Perform monitoring and testing as required. Submit federal level permit reports to company responsible for submitting data to federal agencies.		X

1j	Prepare and submit monthly plant operating records and reports		X

1k	Prepare and submit daily plant availability and generation reports		X

1l	Respond to emergencies		X

1m	Manage plant level third party contracts		X

1n	Maintain spare parts inventory		X

2	Home Office Support – Plant Operations

2a	Monitor plant operations with respect to compliance with tolling agreements for the High Desert plant.		X

2b	Monitor plant operations with respect to compliance with tolling agreements and / or energy services agreements for the Rio Nogales, Holland, University Park, Big Sandy and Wolf Hills plants.	X

2c	Provide technical and administrative support for turbines, HRSGs and balance of plant equipment during operation and outages		X

2d	Administer GE long-term service agreement and Siemens long-term maintenance agreement		X

2e	Monitor plant compliance with environmental permit compliance, testing and reporting		X

2f	Prepare and submit plant monthly reports with respect to compliance with Tolling Agreements, Energy Services Agreements and Financing Agreements		X

2g	Monitor plant environmental, health and safety requirements and compliance		X

2h	Prepare local, state and federal regulatory compliance reports		X

2i	Submit local, state and federal regulatory compliance reports	X

2j	Provide human resources services for plant employees including benefits and payroll oversight.		X

2k	Perform ERCOT QSE services for the Rio Nogales plant		X

3	Home Office Support – Finance and Accounting

3a	Prepare and keep project level finance, accounting, and tax documents.	X

3b	Perform project level accounts payable and receivable functions. NOTE: Consistent with our proposal, we are still evaluating the best approach to handle this area.	X	X

4	Home Office Support – Asset Management

4a	Perform tolling agreement contract administration for High Desert plant		X

	Perform other project agreement contract administration for High Desert plant as necessary to administer the tolling agreement		X

	Perform tolling agreement / energy services agreement contract administration for the Rio Nogales, Holland, University Park, Big Sandy and Wolf Hills plants.	X

	Perform other project agreement contract administration for Rio Nogales, Holland, University Park, Big Sandy and Wolf Hills plants, including water supply and interconnection	X

4b	Perform energy services agreement contract administration	X

4c	Manage portfolio insurance policies	X

4d	Provide capital project engineering services	X

4e	Community relations function	X	X

5	Home Office Support - IT & Telecommunications

5a	Provide computer hardware and software support	X

5b	Provide telecommunications hardware and software support	X

5c	Provide project level and plant accounting software support	X

5d	Provide plant maintenance planning software support	X

5e	Provide high speed data communications service for plant telecommunications	X

5f	Continue to accept CAISO, PJM and MISO AGC signals and forward to the applicable plants		X

5g	Provide plant generation data to energy manager	X